NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Gildan Activewear Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the Foyer Mont-Royal, Centre Mont-Royal, 2200 Mansfield Street, Montréal, Québec, Canada, on Wednesday, February 10, 2010 at 11:00 a.m., local time, for the purposes of:

(i)	receiving the consolidated financial statements of the Corporation for the fiscal year ended October 4, 2009, together with the auditors’ report thereon;

(ii)	electing nine directors for the ensuing year;

(iii)	appointing auditors for the ensuing year; and

(iv)	transacting such other business as may properly come before the Meeting.

Dated at Montréal, Québec, Canada, December 14, 2009.

By order of the Board of Directors,

Lindsay Matthews
Director, Legal Services
and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de la Société.

MANAGEMENT PROXY CIRCULAR
Table of Contents

SECTION 1 – VOTING AND PROXIES	1	3.2.1 Determining Compensation	13
1.1 Solicitation of Proxies	1	3.2.2 Compensation Discussion & Analysis	14
1.2 Appointment of Proxy	1	3.2.3 Summary Compensation Table	24
1.3 Revocation of Proxy	1	3.2.4 Compensation of the Chief Executive Officer	25
1.4 Exercise of Discretion by Proxies	1	3.2.5 Compensation for Other Named Executive Officers	27
1.5 Voting Shares and Principal Holders Thereof	2	3.2.6 Employment and Change of Control Agreements	29
1.6 Non-Registered Shareholders	2	3.2.7 Performance Graph	32
SECTION 2 – BUSINESS OF THE MEETING	3	3.2.8 Summary	34
2.1 Election of Directors	3	SECTION 4 – OTHER INFORMATION	34
2.1.1 Nomination Process	3	4.1 Indebtedness of Directors and Executive Officers	34
2.1.2 Nominees	3	4.2 Statement of Corporate Governance Practices	34
2.1.3 Stock Options to Directors Discontinued in 2001	8	4.3 Directors’ and Officers’ Liability Insurance	34
2.1.4 No Common Directorships	9	4.4 Additional Information	34
2.1.5 Majority Voting Policy	9	4.5 Shareholder Proposals for 2011 Annual Meeting	35
2.2 Appointment of Auditors	9	4.6 Approval of Management Proxy Circular	35
SECTION 3 – DISCLOSURE OF COMPENSATION	9	SCHEDULE “A” – STATEMENT OF CORPORATE
3.1 Remuneration of Directors	9	GOVERNANCE PRACTICES	36
3.1.1 Annual Retainers and Attendance Fees	10	SCHEDULE “B” – MANDATE OF THE BOARD OF
3.1.2 Director Share Ownership Policy	11	DIRECTORS	45
3.1.3 Deferred Share Unit Plan	11	SCHEDULE “C” – MANDATE OF THE AUDIT AND
3.1.4 Total Compensation of Outside Directors	12	FINANCE COMMITTEE	48
3.2 Compensation of Executive Officers	13	SCHEDULE “D” – EQUITY INCENTIVE PLAN	53

Except as otherwise indicated, the information contained herein is given as of December 14, 2009. Although the Corporation has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts have historically been and are still described herein in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

SECTION 1 – VOTING AND PROXIES

1.1	Solicitation of Proxies

This management proxy circular (the “Circular”) is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the “Corporation” or “Gildan”) of proxies to be used at the annual meeting of shareholders of the Corporation to be held on Wednesday, February 10, 2010 (the “Meeting”), at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.

1.2	Appointment of Proxy

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

1.3	Revocation of Proxy

A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either: (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.

1.4	Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Corporation (the “Board of Directors” or the “Board”) as directors, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

1.5	Voting Shares and Principal Holders Thereof

As of December 14, 2009, there were 121,002,339 common shares of the Corporation (the “Common Shares”) issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montréal time, on December 14, 2009, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the “Record Date”), will be entitled to exercise the voting rights attaching to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 14, 2009, there was an aggregate of 121,002,339 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the Common Shares of the Corporation is Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC, which, together with its affiliates, owns approximately 21.6 million Common Shares, representing approximately 17.9% of the voting rights attached to all Common Shares.

1.6	Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her Common Shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada) for this purpose. Non-Registered Holders will either:

(a)

Typically be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

Less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.

SECTION 2 – BUSINESS OF THE MEETING

2.1	Election of Directors

The articles of the Corporation provide that the Board of Directors shall consist of not less than five and not more than ten directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

2.1.1	Nomination Process

The process to nominate the Corporation’s directors, including the Board skills matrix, is described under the heading “Director Selection” in the Statement of Corporate Governance Practices in Schedule “A” to this Circular. The Board has also adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, directors who reach the age of 72 will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the subsequent annual meeting of shareholders.

2.1.2	Nominees

The following charts provide information on the nominees proposed for election to the Board of Directors of the Corporation. Included in these charts is information relating to the directors’ committee memberships, meeting attendance, principal directorships with other organizations and equity ownership in the Corporation. The newest members of the Board, Mr. George Heller and Mr. James R. Scarborough, were appointed in December 2009. The Board has fixed at nine the number of directors to be elected at the Meeting. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually. In addition, the Corporation has adopted a majority voting policy as described in Section 2.1.5 below.

ROBERT M. BAYLIS
Born in 1938 Darien, Connecticut, United States Director since February 1999 Independent(1)

Robert M. Baylis, Chairman of the Board of the Corporation, serves as a director of two large corporations, the New York Life Insurance Company (life insurance provider) and Host Hotels & Resorts, Inc. (luxury hotels and resorts) where he is Lead Director. He is also a trustee and chairman of the executive committee of the Rubin Museum of Art in New York City, a trustee of the Woods Hole Oceanographic Institution and an overseer of the University of Pennsylvania Museum. He was formerly a director of Covance Inc. (drug development), Partner Re Limited (reinsurance), Gryphon Holdings, Inc. (insurance) and the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Princeton University and Harvard Business School and is a chartered financial analyst.

Board/Committee Membership:	Attendance(2)		Principal Board Memberships
Chairman of the Board of Directors(3) Chairman of the Corporate Governance Committee(17) Member of the Corporate Governance Committee Member of the Compensation and Human Resources Committee	13/13 3/3 1/1 4/4	100% 100% 100% 100%	- New York Life Insurance Company – Life insurance provider - Host Hotels & Resorts Inc. – Luxury hotels and resorts(13)
Securities Held
As at	Common Shares(4)	DSUs(5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(6)	Minimum Shareholding Requirement(7)	Meets Requirement
Dec. 14, 2009 Dec. 16, 2008 Dec. 10, 2007	46,028(16) 80,000 80,000	4,897.01 2,511.26 1,354.13	50,925.01 82,511.26 81,354.13	$1,207,941 $957,131 $3,227,318	US$210,000	Yes
Options Held(8)
Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Dec. 6, 2001 Dec. 6, 2000 May 10, 2000	8,620 3,680 7,472	$5.395 $6.3125 $6.225	8,620 3,680 7,472	$157,962 $64,060 $130,723
Net Change in Equity Ownership(15)
Common Shares	DSUs	Options
(33,972)	2,385.75	(23,528)

WILLIAM D. ANDERSON
Born in 1949 Toronto, Ontario, Canada Director since May 2006 Independent(1)

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001 he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was previously, from 2001 to 2007, the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson also serves on the boards of directors of TransAlta Corporation (power generation and energy marketing firm) and MDS Inc. (global life sciences company). Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.(14)

Board/Committee Membership	Attendance(2)		Principal Board Memberships
Board of Directors Member of the Audit and Finance Committee Chairman of the Audit and Finance Committee(18) Member of the Compensation and Human Resources Committee	13/13 3/3 3/3 4/4	100% 100% 100% 100%	- TransAlta Corporation – Power generation and energy marketing firm(13) - MDS Inc. – Global life sciences company(13)
Securities Held
As at	Common Shares(4)	DSUs(5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(6)	Minimum Shareholding Requirement(7)	Meets Requirement
Dec. 14, 2009 Dec. 16, 2008 Dec. 10, 2007	12,000 8,000 8,000	4,803.81 2,418.06 1,260.93	16,803.81 10,418.06 9,260.93	$398,586 $120,849 $367,381	US$210,000	Yes
Options Held(8)
Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Nil	Nil	Nil	Nil	Nil
Net Change in Equity Ownership(15)
Common Shares	DSUs	Options
4,000	2,385.75	-

GLENN J. CHAMANDY
Born in 1961 Montréal, Québec, Canada Director since May 1984 Not Independent (Management)	Mr. Chamandy is one of the founders of the Corporation and has devoted his entire career to building the Corporation into an industry leader.
Board/Committee Membership	Attendance(2)		Principal Board Memberships
Board of Directors	13/13(11)	100%	None
Securities Held
As at	Common Shares(4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(6)	Minimum Shareholding Requirement(7)	Meets Requirement
Dec. 14, 2009 Dec. 16, 2008 Dec. 10, 2007	10,056,000(12) 7,452,800(12) 7,452,800	Nil Nil Nil	10,056,000(12) 7,452,800(12) 7,452,800	$238,528,320 $86,452,480 $295,652,576	$3,685,000	Yes
Options Held(8)
Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Oct. 5, 2009 Oct. 5, 2009 Oct. 6, 2008 Oct. 1, 2007 Oct. 2, 2006	40,036 409,711 22,505 15,046 21,700	$20.12 $22.13 $23.49 $39.39 $27.17	40,036 409,711 22,505 15,046 21,700	$144,130 $651,440 $5,176 $0 $0
Net Change in Equity Ownership(15)
Common shares	DSUs	Options
2,603,200	—	449,747

GEORGE HELLER
Born in 1948 Toronto, Ontario, Canada Director since December 2009 Independent(1)

George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada (discount department stores), President, North America & Europe of Bata Industries Ltd. (international footwear manufacturer) and Executive Vice- President of Woodwards Department Stores (department store chain). Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games. Mr. Heller currently serves as President of the Commonwealth Games of Canada Foundation (fundraiser for amateur athletes) and is a member of its board of directors. Mr. Heller also serves on the boards of directors of the Asia Pacific Foundation of Canada (not-for- profit think-tank on Canada’s relations with Asia) and Sport BC (advocate for amateur sports in British Columbia). Mr. Heller has received Honorary Doctorates from Ryerson University and University of Victoria.

Board/Committee Membership	Attendance(2)	Principal Board Memberships
Board of Directors Member of the Audit and Finance Committee Member of the Compensation and Human Resources Committee	N/A(20)	- Asia Pacific Foundation of Canada – Think-tank on Canada-Asia relations - Commonwealth Games of Canada Foundation – Fundraiser for amateur athletes - Sport BC – Amateur sports advocate
Securities Held
As at	Common Shares(4)	DSUs(5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(6)	Minimum Shareholding Requirement(7)	Meets Requirement
Dec.14, 2009	0	0	0	$0	US$210,000	No(21)
Options Held(8)
Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Nil	Nil	Nil	Nil	Nil
Net Change in Equity Ownership(15)
Common Shares	DSUs	Options
N/A	N/A	N/A

SHEILA O’BRIEN
Born in 1947 Calgary, Alberta, Canada Director since June 2005 Independent(1)

Sheila O’Brien, CM, is President of Belvedere 1 Investments Ltd., a private investment company, and is also a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Mrs. O’Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a worldwide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. Mrs. O’Brien also serves on the boards of directors of MaRS (Medical and Related Sciences) (biotechnology accelerator), Advantage Energy Income Fund (oil and gas royalty trust) and Skye Resources Inc. (nickel mining company), which merged with Hudbay Minerals in August 2008. In addition to her corporate career, she has acted as special advisor to the president at the University of Calgary. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Board/Committee Membership	Attendance(2)		Principal Board Memberships
Board of Directors Member of the Compensation and Human Resources Committee Member of the Corporate Governance Committee	12/13 4/4 4/4	92% 100% 100%	- Skye Resources Inc. – Nickel mining company(13) - Advantage Energy Income Fund – Oil and gas royalty trust(13) - MaRS – Biotechnology accelerator
Securities Held
As at	Common Shares(4)	DSUs(5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 14, 2009 Dec. 16, 2008 Dec. 10, 2007	10,000 6,400 6,400	10,322.54 5,777.70 3,673.43	20,322.54 12,177.70 10,073.43	$482,051 $141,261 $399,613	US$210,000	Yes
Options Held(8)
Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil	Nil	Nil	Nil
Net Change in Equity Ownership(15)
Common Shares	DSUs	Options
3,600	4,544.84	—

PIERRE ROBITAILLE
Born in 1943 St-Lambert, Québec, Canada Director since February 2003 Independent(1)

Pierre Robitaille is a business advisor and a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montréal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the boards of directors of Nav Canada (civil air navigation services provider), Swiss Re Holdings (Canada) Inc. and Swiss Re Life & Health Co. Canada (reinsurance companies). Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-Montréal and McGill Business School.

Board/Committee Membership	Attendance(2)	Principal Board Memberships
Board of Directors Chairman of the Audit and Finance Committee Member of the Audit and Finance Committee Member of the Corporate Governance Committee Chairman of the Corporate Governance Committee(19)	13/13 3/3 3/3 3/3 1/1	100% 100% 100% 100% 100%	- Nav Canada – Civil air navigation services provider(13)
- Swiss Re Holdings (Canada) Inc. – Property and casualty reinsurance company
- Swiss Re Life & Health Co. Canada – Life and health reinsurance company

Securities Held
As at:	Common Shares(4)	DSUs(5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(6)	Minimum Shareholding Requirement(7)	Meets Requirement
Dec. 14, 2009 Dec. 16, 2008 Dec. 10, 2007	20,000 20,000 20,000	5,115.32 2,616.25 1,354.13	25,115.32 22,616.25 21,354.13	$595,735 $262,349 $847,118	US$210,000	Yes
Options Held(8)
Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Nil	Nil	Nil	Nil	Nil
Net Change in Equity Ownership(15)
Common Shares	DSUs	Options
—	2,499.07	—

JAMES R. SCARBOROUGH
Born in 1950 Wolfeboro, New Hampshire, United States Director since December 2009 Independent(1)

James R. Scarborough is the Chairman of the Board of Stage Stores, Inc., a U.S.-based specialty department store retailer that operates over 730 department stores in thirty-eight states under four banners: Bealls, Palais Royal, Peebles and Stage. Mr. Scarborough has had a career as a business leader in the retail sector that spans over thirty-five years. Mr. Scarborough joined Stage Stores in 2000 as President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc. (a fitness equipment distributor) and Seattle Lighting Fixtures Co. (a supplier of lighting fixtures to the homebuilder and retail markets), as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc. (a footwear and women’s apparel retailer) and its subsidiary AMRET, Inc. Mr. Scarborough also serves on the board of directors of Charming Charlie, Inc. (a women’s fashion accessories house). Mr. Scarborough was educated at St. Michael’s College.

Board/Committee Membership	Attendance(2)	Principal Board Memberships
Board of Directors Member of the Corporate Governance Committee Member of the Compensation and Human Resources Committee	N/A(20)	- Stage Stores, Inc. – Specialty department store retailer (13) - Charming Charlie, Inc. – Women’s fashion accessories house
Securities Held
As at	Common Shares(4)	DSUs(5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(6)	Minimum Shareholding Requirement(7)	Meets Requirement
Dec.14, 2009	0	0	0	$0	US$210,000	No(21)
Options Held(8)
Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Nil	Nil	Nil	Nil	Nil
Net Change in Equity Ownership(15)
Common Shares	DSUs	Options
N/A	N/A	N/A

RICHARD P. STRUBEL
Born in 1939 Chicago, Illinois, United States Director since February 1999 Independent(1)

Richard P. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a New York Stock Exchange-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the boards of directors of the mutual funds of Goldman Sachs & Co. and Goldman Sachs Hedge Fund Partners, and is Chairman of the Board of the Mutual Funds of The Northern Trust. Mr. Strubel is also Trustee of the University of Chicago and Chairman of its Audit Committee. Mr. Strubel was educated at Williams College and Harvard Business School.

Board/Committee Membership	Attendance(2)		Principal Board Memberships
Board of Directors Chairman of the Compensation and Human Resources Committee Member of the Audit and Finance Committee	13/13 4/4 6/6	100% 100% 100%	- Mutual Funds of Goldman Sachs & Co. – Mutual funds - Goldman Sachs Hedge Fund Partners – Hedge funds - Mutual Funds of The Northern Trust – Mutual funds
Securities Held
As at	Common Shares(4)	DSUs(5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(6)	Minimum Shareholding Requirement(7)	Meets Requirement
Dec. 14, 2009 Dec. 16, 2008 Dec. 10, 2007	47,528 24,000 24,000	4,897.01 2,511.26 1,354.13	52,425.01 26,511.26 25,354.13	$1,243,521 $307,531 $1,005,798	US$210,000	Yes
Options Held (8)
Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Dec. 6, 2001 Dec. 6, 2000 May 10, 2000	9,176 3,920 7,952	$5.395 $6.3125 $6.225	9,176 3,920 7,952	$168,150 $68,237 $139,120
Net Change in Equity Ownership(15)
Common Shares	DSUs	Options
23,528	2,385.75	(23,528)

GONZALO F. VALDES-FAULI
Born in 1946 Key Biscayne, Florida, United States Director since October 2004 Independent(1)

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (major UK- based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group CEO, Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Shield of Florida (health insurance provider), where he is Lead Director. Mr. Valdes-Fauli also served as Chairman of the Board of Republic Bank of Dominican Republic (financial services provider) until November 2007. He is also Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

Board/Committee Membership	Attendance(2)		Principal Board Memberships
Board of Directors Member of the Audit and Finance Committee Member of the Corporate Governance Committee	13/13 6/6 4/4	100% 100% 100%	- Blue Cross Shield of Florida – Health insurance provider - BroadSpan Capital LLC – Investment banking firm
Securities Held
As at:	Common Shares(4)	DSUs(5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(6)	Minimum Shareholding Requirement(7)	Meets Requirement
Dec. 14, 2009 Dec. 16, 2008 Dec. 10, 2007	26,420 26,420 26,420	6,049.91 3,664.16 2,507.03	32,469.91 30,084.16 28,927.03	$770,186 $348,976 $1,147,535	US$210,000	Yes
Options Held(8)
Dated Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Nil	Nil	Nil	Nil	Nil
Net Change in Equity Ownership(15)
Common Shares	DSUs	Options
—	2,385.75	—

(1)

“Independent” refers to the standards of independence established under Section 303A(2) of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)

In addition to attending all meetings of the Board and its committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings. Directors are not paid additional fees for such attendance.

(3)	Mr. Robert M. Baylis was appointed Chairman of the Board of Directors on August 3, 2004. He was previously the Lead Director of the Board of Directors.
(4)

“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the director, as at December 14, 2009, December 16, 2008 and December 10, 2007, respectively.

(5)	“DSUs” refers to the number of deferred share units held by the director as at December 14, 2009, December 16, 2008 and December 10, 2007, respectively.
(6)

“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of December 14, 2009 ($23.72), December 16, 2008 ($11.60) and December 10, 2007 ($39.67), respectively, by the number of Common Shares and deferred share units held as at December 14, 2009, December 16, 2008 and December 10, 2007.

(7)

See Section 3.1.2 entitled “Director Share Ownership Policy”. For Mr. Chamandy’s minimum requirement as President and Chief Executive Officer, see Section 3.2.2.2 entitled “Executive Share Ownership Policy” and Section 3.2.4.1 entitled “Shareholding Requirement for the Chief Executive Officer”.

(8)	Since December 2001, no options have been granted to non-employee directors. See Section 2.1.3 entitled “Stock Options to Directors Discontinued in 2001”.
(9)	“Exercise Price” is the closing price of the Common Shares on the TSX the day prior to the grant date.
(10)

“Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 14, 2009 ($23.72) and the exercise price of the options, multiplied by the number of unexercised options held as at December 14, 2009.

(11)	Mr. Glenn J. Chamandy is not a member of the Board committees. He attends committee meetings as a non-voting participant at the invitation of the committee chairs.
(12)	Of the Common Shares, 10,000,000 are currently registered in the name of Windermere Bank & Trust Ltd. On December 16, 2008, 7,396,800 Common Shares were registered in the name of 7049960 Canada Inc.
(13)	Publicly-traded company.
(14)

After having been advised that Mr. William D. Anderson is simultaneously serving on the audit committees of two public companies, the Board determined that such simultaneous service did not impair his ability to effectively serve on the Audit and Finance Committee of the Board.

(15)	“Net Change in Equity Ownership” refers to the change in ownership of Common Shares, deferred share units and options from December 16, 2008 to December 14, 2009.
(16)

The number of Common Shares shown above does not include 57,500 Common Shares held in a grantor trust created by Mr. Baylis. The co-trustees of the trust control all investment decisions and voting rights with respect to the Common Shares held in the trust.

(17)	Mr. Robert M. Baylis resumed his role as Chairman of the Corporate Governance Committee in August 2009.
(18)	Mr. William D. Anderson was appointed Chairman of the Audit and Finance Committee in February 2009.
(19)	Mr. Pierre Robitaille served as Chairman of the Corporate Governance Committee from February 2009 until August 2009.
(20)	Mr. George Heller and Mr. James R. Scarborough were appointed to the Board in December 2009 and therefore did not attend any meetings in fiscal 2009.
(21)

Mr. George Heller and Mr. James R. Scarborough, who were both appointed to the Board in December 2009, have a period of five years to meet the minimum shareholding requirement. See Section 3.1.2 entitled “Director Share Ownership Policy”.

2.1.3	Stock Options to Directors Discontinued in 2001

Since December 2001, as a matter of corporate policy, the Board discontinued all grants of options to non-employee directors. From 1998 to 2001, under the Corporation’s stock option plan then in effect, Common Share option grants were made to non-employee directors as a part of their compensation. In May 2006, the Board of Directors formally amended the Corporation’s Long-Term Incentive Plan to exclude non-employee directors as eligible participants.

2.1.4	No Common Directorships

As at December 14, 2009, no members of the Board of Directors served together on any outside boards.

To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy whereby Board members are prohibited from serving together as directors on any outside boards of publicly-traded companies, unless authorized by the Board, in its discretion.

2.1.5	Majority Voting Policy

The Board of Directors has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her nomination will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will make its final decision and announce it in a press release within ninety days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

2.2	Appointment of Auditors

KPMG LLP (“KPMG”), chartered accountants, have served as auditors of the Corporation since fiscal 1996. In fiscal 2009, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Corporation, the Corporation retained KPMG to provide various audit-related and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Corporation’s consolidated financial statements, quarterly reviews of the Corporation’s financial statements and services provided in connection with statutory and regulatory filings or engagements were $1,373,897 for fiscal 2009 and $1,289,028 for fiscal 2008. The audit fees include fees relating to KPMG’s audit of the effectiveness of the Corporation’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $118,500 for fiscal 2009 and $114,400 for fiscal 2008. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were $261,474 for fiscal 2009 and $484,817 for fiscal 2008. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2009 and fiscal 2008.

All fees paid and payable by the Corporation to KPMG in fiscal 2009 were pre-approved by the Corporation’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

SECTION 3 – DISCLOSURE OF COMPENSATION

3.1	Remuneration of Directors

The Corporation’s director compensation program is designed (i) to attract and retain the most qualified people to serve on the Corporation’s Board of Directors and its committees, (ii) to align the interests of the directors with the interests of the Corporation’s shareholders, and (iii) to provide appropriate compensation for the risks and responsibilities related to being an effective director.

In that regard, in fiscal 2008, the Compensation and Human Resources Committee retained Mercer (Canada) Inc. (“Mercer”) to review the compensation of non-employee directors. The Corporation’s director compensation structure was benchmarked against market compensation data gathered from North American organizations of comparable size, as well as the broader market (i.e. Mercer’s U.S. mid-size 150 companies and S&P/TSX index companies). Based on the results of the benchmarking study, the Corporate Governance Committee recommended, and the Board of Directors approved, an adjustment to non-employee directors’ compensation to market-competitive levels, effective April 1, 2008. At a Board meeting held on December 16, 2008, however, the Board of Directors decided to temporarily suspend, effective January 1, 2009, the April 2008 adjustment to non-employee directors’ compensation, in light of the global economic downturn.

In September 2009, the Corporate Governance Committee re-examined the decision to suspend the April 2008 adjustment and, taking into consideration that the structure of director compensation in the market has undergone considerable change amid the growing demands and risks of serving as a steward in today’s complex business and governance environment, and in light of the Corporation’s improving financial performance and strong cash flows, the Corporate Governance Committee recommended, and the Board of Directors approved, the reinstatement of the April 2008 adjustment to non-employee directors’ compensation to take effect in fiscal 2010.

3.1.1	Annual Retainers and Attendance Fees

Annual retainers and attendance fees are paid to the members of the Board of Directors who are not employees or officers of the Corporation (“Outside Directors”) on the following basis (all amounts are in U.S. dollars):

Type of Compensation	Annual Compensation In Effect Between April 1, 2008 and December 31, 2008 (US$)	Annual Compensation In Effect Between January 1, 2009 and October 4, 2009 (US$)	Annual Compensation Effective Beginning October 5, 2009 (US$)
Board Chair Retainer (including Board retainer)	$200,000	$135,000	$200,000
Board Retainer(1)	$70,000(2)	$50,000(3)	$70,000(2)
Committee Chair Retainer - Audit and Finance - Compensation and Human Resources - Corporate Governance	$20,000(4) $15,000 $9,000	$15,000 $15,000 $9,000	$20,000(4) $15,000 $9,000
Committee Member Retainer - Audit and Finance - Compensation and Human Resources - Corporate Governance	$5,000 $5,000 $5,000	$4,000 $4,000 $4,000	$5,000 $5,000 $5,000
Meeting Attendance Fees - Board Meeting - Committee Meeting	$1,250 $1,250	$1,250 $1,250	$1,250 $1,250

(1)

The portion of the Board retainers paid in deferred share units are paid irrespective of whether a director’s minimum share ownership requirements have been met. See Section 3.1.2 entitled “Director Share Ownership Policy”.

(2)	US$40,000 of the Board retainer is paid in deferred share units.
(3)	US$25,000 of the Board retainer is paid in deferred share units.
(4)	US$5,000 of the Audit and Finance Committee Chair retainer is paid in deferred share units.

For a review of the total compensation earned by each Outside Director during the fiscal year ended October 4, 2009, please refer to Section 3.1.4 entitled “Total Compensation of Outside Directors”. The President and Chief Executive Officer is the only executive director of the Corporation and is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

3.1.2	Director Share Ownership Policy

The Board of Directors believes that the economic interests of directors should be aligned with those of the Corporation’s shareholders. To achieve this, all Outside Directors are expected to own a significant amount of Common Shares and/or deferred share units.

The Board has therefore adopted a formal share ownership policy (the “Director Share Ownership Policy”) pursuant to which each Outside Director is expected to establish, over a period of five years, ownership of an amount of Common Shares and/or deferred share units which is equivalent in value to three times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the “NYSE”)), and subsequently maintain such minimum ownership position for the duration of his or her tenure as a director.

Furthermore, the Corporation’s Insider Trading Policy includes a prohibition against monetizing transactions and other hedging procedures by all insiders of the Corporation, including directors, to reduce the exposure related to such insiders’ equity holdings.

3.1.3	Deferred Share Unit Plan

The Corporation has adopted a deferred share unit plan (the “DSUP”) for the Outside Directors, to help them meet the requirements of the Director Share Ownership Policy. The DSUP became effective as of the first quarter of fiscal 2005.

Between April 1, 2008 and December 31, 2008, each Outside Director received deferred share units (“DSUs”) valued on an annual basis at US$40,000 based on the value of the Common Shares at the time of grant, out of a total annual Board retainer fee of US$70,000. In addition, for that period, the Audit and Finance Committee Chair received DSUs valued on an annual basis at US$5,000 on a total annual retainer fee of US$20,000. From January 1, 2009 until October 4, 2009, each Outside Director received 50% of the annual Board retainer fee in DSUs. Beginning in fiscal 2010, DSU grant levels will revert to those in effect between April 1, 2008 and December 31, 2008. See Section 3.1 entitled “Remuneration of Directors”.

Under the DSUP, the portion of the retainers paid in DSUs is payable quarterly, irrespective of whether the Outside Director has achieved the minimum shareholding requirements under the Directors Share Ownership Policy. In addition, Outside Directors may elect to receive in the form of DSUs the remaining balance of the fees payable in respect of serving as a director. Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Corporation, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU, which is the average of the closing prices of the Common Shares on the NYSE for the five trading days immediately preceding the last day of each fiscal quarter of the Corporation. DSUs granted under the DSUP will be redeemable, and the value thereof payable, only after the director ceases to act as a director of the Corporation.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Outside Director for the fiscal year ending October 4, 2009:

Name	Option-Based Awards					Share-Based Awards
	Issuance Date	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options(2) ($)	Issuance Date	Number of Shares or Units of Shares That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(3) ($)
Robert M. Baylis	Dec. 6, 2001	8,620	5.395	Dec. 5, 2011	126,757	Oct. 4, 2009	2,385.75	47,954
	Dec. 6, 2000	3,680	6.3125	Dec. 5, 2010	50,738	Oct. 5, 2008	1,157.13	23,258
	May 10, 2000	7,472	6.225	May 9, 2010	103,674	Sept. 30, 2007	1,074.54	21,598
	—	—	—	—	—	Oct. 1, 2006	279.58	5,620
William D. Anderson	—	—	—	—	—	Oct. 4, 2009	2,385.75	47,954
	—	—	—	—	—	Oct. 5, 2008	1,157.13	23,258
	—	—	—	—	—	Sept 30, 2007	1,074.54	21,598
	—	—	—	—	—	Oct. 1, 2006	186.38	3,746
Sheila O’Brien	—	—	—	—	—	Oct. 4, 2009	4,544.84	91,351
	—	—	—	—	—	Oct. 5, 2008	2,104.27	42,296
	—	—	—	—	—	Sept. 30, 2007	2,149.08	43,197
	—	—	—	—	—	Oct. 1, 2006	1,204.12	24,203
	—	—	—	—	—	Oct. 2, 2005	320.23	6,437
Pierre Robitaille	—	—	—	—	—	Oct. 4, 2009	2,499.07	50,232
	—	—	—	—	—	Oct. 5, 2008	1,262.12	25,369
	—	—	—	—	—	Sept. 30, 2007	1,074.54	21,598
	—	—	—	—	—	Oct. 1, 2006	279.58	5,620
Richard P. Strubel	Dec. 6, 2001	9,176	5.395	Dec. 5, 2011	134,933	Oct. 4, 2009	2,385.75	47,954
	Dec. 6, 2000	3,920	6.3125	Dec. 5, 2010	54,047	Oct. 5, 2008	1,157.13	23,258
	May 10, 2000	7,952	6.225	May 9, 2010	110,334	Sept. 30, 2007	1,074.54	21,598
	—	—	—	—	—	Oct. 1, 2006	279.58	5,620
Gonzalo F. Valdes-Fauli	—	—	—	—	—	Oct. 4, 2009	2,385.75	47,954
	—	—	—	—	—	Oct. 5, 2008	1,157.13	23,258
	—	—	—	—	—	Sept. 30, 2007	1,074.54	21,598
	—	—	—	—	—	Oct. 1, 2006	279.58	5,620
	—	—	—	—	—	Oct. 2, 2005	1,152.90	23,173
(1)

The “Number of Securities Underlying Unexercised Options” and the “Number of Shares or Units of Shares That Have Not Vested” represent all awards of options and DSUs outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year.

(2)

“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 2, 2009) of $20.10 and the exercise price of the Options, multiplied by the number of unexercised Options.

(3)

“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of DSUs held at fiscal year-end by the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 2, 2009) of $20.10.

3.1.4	Total Compensation of Outside Directors

The table below reflects in detail the total compensation earned by the Outside Directors during the fiscal year ended October 4, 2009 (all amounts are in U.S. dollars):

Name	Fees Earned (US$)		Share-Based Awards(2) (US$)	Option-Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
	Retainer(1)	Attendance(1)
Robert M. Baylis	134,500	26,250	28,750	—	—	—	—	189,500
William D. Anderson	51,500(3)	45,000(4)	28,750	—	—	—	—	125,250
Sheila O’Brien	11,750	40,000(4)	55,000	—	—	—	—	106,750
Pierre Robitaille	44,500	43,750(4)	30,000	—	—	—	—	118,250
Richard P. Strubel	45,500	28,750	28,750	—	—	—	—	103,000
Gonzalo F. Valdes-Fauli	34,750	28,750	28,750	—	—	—	—	92,250
(1)	These amounts represent the portion paid in cash to the named Outside Directors.
(2)	These amounts represent the cash value of the portion of the retainer paid in DSUs to the named Outside Directors.
(3)

Includes additional retainers of US$11,250, US$3,250 and US$3,250 paid to each of Mr. Anderson, Mrs. O’Brien and Mr. Robitaille, respectively for acting as members of a special committee formed by the Board of Directors. Mr. Anderson acts as Chairman of this special committee.

(4)

Includes fees of US$16,250, US$15,000 and US$15,000 for each of Mr. Anderson, Mrs. O’Brien and Mr. Robitaille, respectively, for attendance at meetings of a special committee formed by the Board of Directors.

3.2	Compensation of Executive Officers

3.2.1	Determining Compensation

3.2.1.1	Compensation and Human Resources Committee

Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board of Directors by the Compensation and Human Resources Committee. During the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of four directors, all of whom are independent directors, namely Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Mrs. Sheila O’Brien and Mr. William D. Anderson. None of the members of the Committee is an executive officer of the Corporation nor is any Committee member a sitting chief executive officer of another company. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which is available on the Corporation’s website at www.gildan.com. The mandate of the Committee provides that the Committee is responsible for monitoring officers’ talent management and performance assessment, succession planning and overall compensation, and also reviewing the Corporation’s human resources practices generally. Hence, the Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s senior officers, including recommending their compensation. The Board of Directors, which includes the members of the Compensation and Human Resources Committee, reviews the Chief Executive Officer’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. The Compensation and Human Resources Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from its mandate, allowing the Committee to plan and monitor the fulfilment of its mandate.

3.2.1.2	Compensation Consultant

The Compensation and Human Resources Committee independently retains, from time to time, the services of executive compensation consultants to provide advice on executive compensation matters. As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain and approve the fees of its consultants.

During fiscal 2009, the Committee retained the services of Mercer, a subsidiary of Marsh & McLennan Companies (“MMC”), to provide advice on the competitiveness and appropriateness of compensation programs for the Chief Executive Officer and other senior executives, as well as non-employee directors. The Compensation and Human Resources Committee pre-approves any services provided by Mercer to the Corporation so as to ensure that Mercer’s objectivity as advisor to the Committee is not compromised.

The Committee is satisfied that the advice received from Mercer is objective and impartial. The parties have agreed on the key elements of the reporting relationships, including how and to whom Mercer communicates information and recommendations, as well as the parties’ expectations regarding certain disclosures, such as information about other services provided by Mercer to the Corporation. Mercer’s global business standards also stipulate that executive compensation consultants are not compensated based upon client revenue from other lines of business or other MMC Companies, other than to the extent that all employees of MMC benefit from the overall success of MMC and its subsidiaries.

While the Compensation and Human Resources Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Mercer.

The fees paid to Mercer for compensation consulting services provided to the Committee and to the Corporation during fiscal 2009 were as follows:

Type of Fee	Fiscal 2009 Fees	Percentage of Fiscal 2009 Fees
Fees for Board and Committee mandates	$72,325 (1)	96.7%
Fees for other Corporation mandates	$2,450	3.3%
Total	$74,775	100%
(1)

Mandates given to Mercer in fiscal 2009 included compensation benchmarking and recommendations for one senior executive, compensation pension plan and benefits benchmarking for the other executive positions, long-term incentive benchmarking and career compensation analysis for one senior executive.

3.2.2	Compensation Discussion & Analysis

3.2.2.1	Compensation Philosophy and Objectives

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation’s shareholders by:

  Providing the opportunity for total compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;

  Ensuring that a significant proportion of executive compensation is linked to performance through the Corporation’s variable compensation plans; and

  Providing executives with long-term equity-based incentive plans, such as stock options and share units, which help to ensure that executives and senior management meet or exceed minimum share ownership requirements.

3.2.2.2	Executive Share Ownership Policy

The Board of Directors believes that the economic interests of senior executives should be aligned with those of the Corporation’s shareholders. Consequently, all senior executives are expected to own a significant amount of Common Shares and/or restricted share units.

In September 2008, the Board adopted a formal share ownership policy (the “Executive Share Ownership Policy”) pursuant to which each senior executive is expected to own and maintain ownership of an amount of Common Shares (or restricted share units) which is the lower of a multiple of base salary or a fixed share requirement. Executives have five years to meet the requirement, after which they must maintain compliance with the ownership requirement for the duration of their employment with the Corporation. The share ownership requirement varies by executive level, as summarized in the following table:

Executive Level	Multiple of Base Salary	Fixed Share Requirement(1)
President and Chief Executive Officer	5 × base salary	147,400
Chief Operating Officer and Chief Financial and Administrative Officer	3 × base salary	55,700
Executive Vice-Presidents	2 × base salary	20,800
Vice-Presidents	1 × base salary	6,800
(1)	The value of the fixed share requirement is currently calculated based on a per share value of $25.00.

Executives who are subject to the Executive Share Ownership Policy are expected to not sell Common Shares acquired under the Corporation’s Long-Term Incentive Plan until the share ownership requirement is achieved, except to cover the tax liability associated with the vesting of restricted share units or the exercise of stock options.

The table below summarizes the share ownership levels for each of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) at the 2009 fiscal year-end. All of these Named Executive Officers are currently in compliance with the ownership requirement of the Executive Share Ownership Policy.

Name	Ownership Requirement		Actual Ownership(2) ($/#)			Meets Requirement
	Multiple of Base Salary ($)	Share Requirement(1) (#)	Common Shares Beneficially Owned	Unvested Restricted Share Units	Total Ownership
Glenn J. Chamandy President and Chief Executive Officer	3,687,400	147,400	$209,164,800/ 10,056,000	$335,088/ 16,110	$209,499,888/ 10,072,110	Yes
Laurence G. Sellyn Executive Vice-President, Chief Financial and Administrative Officer	1,390,500	55,700	$4,617,600/ 222,000	$3,330,580/ 160,124	$7,948,180/ 382,124	Yes
Benito Masi Executive Vice-President, Manufacturing	653,020	20,800	$531,482/ 25,552	$1,778,109/ 85,486(3)	$2,309,591/ 111,038	Yes
Michael R. Hoffman President, Gildan Activewear SRL	629,010	20,800	$832,000/ 40,000	$1,338,334/ 64,343	$2,170,334/ 104,343	Yes
Eric R. Lehman Executive Vice-President, Supply Chain, Information Technology and Operational Excellence	580,000	20,800	-	$1,750,570/ 84,162	$1,750,570/ 84,162	Yes
(1)	The value of the fixed share requirement is calculated based on a per share value of $25.00.
(2)

The dollar value of actual ownership corresponds to $20.80 per share based on the average closing prices of the Common Shares on the TSX for the five trading days immediately preceding October 4, 2009.

(3)

The unvested restricted share units include 20,000 restricted share units that vested on August 17, 2009 but were not delivered to Mr. Masi until December 11, 2009 due to the imposition by the Corporation of a trading blackout under its Insider Trading Policy.

3.2.2.3	Benchmarking Practices

In order to meet the Corporation’s objectives of providing market competitive compensation opportunities, the Corporation’s executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size and other companies that the Corporation competes with for executive talent (the “Reference Groups”). The composition of the Reference Groups is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Corporation. As part of this benchmarking process, the Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Proxy Reference Group”), and also considers data from different compensation surveys (the “Survey Reference Group”) as a secondary reference point to complement the proxy data. An overview of the characteristics of the Reference Groups is provided in the following table:

(All values in $ millions)

	Gildan Activewear Inc.	Proxy Reference Group(1)	Survey Reference Group(1)
Location	Canada	North America	Canada	United States
Industries	Textiles and apparel	Textiles, apparel and consumer products	All publicly-traded (excluding oil and gas and financial services)	All publicly-traded (excluding oil and gas and financial services)
Revenues Most recent 12 months	$1,123(2)	$1,678(2)	$500 to $2,000	$500 to $2,000
Market Capitalization as at September 30, 2009	$2,560	$1,640(2)	Not available	Not available
Net income Most recent 12 months	103(2)	$71(2)	Not available	Not available
(1)

The financial data for the Proxy Reference Group is from the S&P Research Insight database and represents the median data for the group. The financial data for the Survey Reference Group is from publicly-traded companies in a number of industries (excluding oil and gas and financial services) and represents the median data for the group.

(2)	All U.S. dollar figures have been converted to Canadian dollars at the Bank of Canada 21 day average of 1.082 as of September 30, 2009.

The Proxy Reference Group used in 2009 is composed of the following companies: Carter’s Inc., Cintas Corp., Columbia Sportswear Co., Forzani Group Ltd., G&K Services Inc., Hanesbrands Inc., Lululemon Athletica Inc., Oxford Industries Inc., Perry Ellis International Inc., Phillips-Van Heusen Corp., RONA Inc., Under Armour Inc., VF Corp., Warnaco Group Inc. and Yellow Pages Income Fund. The Survey Reference Group represents a subset of companies with revenues between $500 million and $2 billion from Mercer’s 2008 Executive Management and Professional Survey, which includes compensation data from 769 organizations in a wide range of industry groups, revenue levels and ownership structures. Mercer has advised that it cannot disclose the identities of participating organizations within a specified revenue range due to confidentiality covenants with survey participants.

3.2.2.4	Positioning

The Corporation’s compensation policy is to use the market median with the potential of top quartile total compensation when individual and company performance are also top quartile. The Compensation and Human Resources Committee uses discretion and judgement when determining actual compensation levels. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Committee.

3.2.2.5	Compensation Elements

The Corporation’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize company and individual performance by providing financial incentives to employees based on their level of achievement of specific operational and financial objectives.

The compensation program consists of the following four basic components:

(i)	Base salary;

(ii)	Non-equity incentives – consisting of a cash bonus linked to the performance of the Corporation;

(iii)	Equity incentives – comprised of stock options and/or restricted share units; and

(iv)	Other elements of compensation – consisting of benefits, perquisites, retirement benefits and an employee share purchase plan.

3.2.2.6	Base Salary

Salaries of the executive officers are established based on a comparison with competitive benchmark positions. The starting point to determine executive base salaries is the median of salaries in the Reference Groups.

In determining individual base salaries, the Compensation and Human Resources Committee takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The Committee also takes into consideration the financial performance of the Corporation as well as the individual performance of the executive.

3.2.2.7	Non-Equity Incentives (SCORES)

The Corporation’s annual incentive plan is known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards). SCORES aims to enhance the link between pay and performance by:

  Aligning the financial interests and motivations of the Corporation’s management team and employees with the annual financial returns of the Corporation;

  Motivating management to work towards common annual performance objectives;

  Providing total cash compensation that is greater than the median of the Reference Groups in cases where superior financial performance in excess of target objectives is attained; and

  Providing total cash compensation that is below the market median in cases where performance objectives are not attained.

Performance Measures and Targets

At the outset of fiscal 2009, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, return on assets (“ROA”) and earnings per share (“EPS”) growth as the corporate financial measures to be achieved. These measures were intended to ensure that management’s incentive-based compensation reflected:

  Success in achieving the Corporation’s targets for profitability; and

  Effectiveness in managing the level of investment required to generate earnings.

Historically, SCORES goals were set based on the Corporation’s internal performance targets alone, and did not take account of relative levels of ROA performance compared with external benchmarks. During fiscal 2008, Mercer was retained to conduct a historical analysis of ROA performance for the Corporation and the companies in the Proxy Reference Group, in order to bring an external or relative view of performance into the SCORES target-setting process. Following this exercise, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, threshold, target and maximum ROA goals for fiscal 2009 of 17.1%, 21.7% and 30% respectively, which aligned ROA goals with the 20th, 50th and 80th percentiles of the Proxy Reference Group respectively. Concurrently with the establishment of ROA measures, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, threshold, target and maximum annual EPS growth goals of 0%, 15% and 30% respectively.

The Corporation’s actual performance in fiscal 2009 slightly exceeded the threshold level of ROA performance. EPS, however, was lower than the level achieved in fiscal 2008 due to the severe decline in global economic conditions.

In spite of the decline in EPS in fiscal 2009, the Board was fully satisfied with management’s performance in managing the financial performance and financial condition of the business in challenging economic and market conditions. Challenges faced by the Corporation during fiscal 2009 included an approximate 15% decline in industry shipments from U.S. wholesale distributors to U.S. screenprinters, significant inventory destocking by distributors, significantly increased promotional discounting in the U.S. wholesale distributor channel, and weak retail markets due to reduced consumer spending. However, management mitigated the negative impact of these factors by continuing to gain market share in the U.S. wholesale distributor channel, where the Corporation increased its market share from 53.4% in the fourth quarter of fiscal 2008 to 57.1% in the fourth quarter of fiscal 2009. In addition, the Corporation made good progress in its initiatives to increase penetration of international and other screenprint markets and continued to enhance its positioning as a supplier of both private label and Gildan branded activewear, underwear and socks to U.S. retailers. The Corporation also continued to achieve manufacturing efficiencies and prudently managed its working capital and capital expenditures, such that it generated US$132.2 million of free cash flow in fiscal 2009. The Corporation ended the year with cash balances totaling approximately US$100 million, while its bank credit facility remained fully unutilized.

Accordingly, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a bonus payout equivalent to 60% of the target for fiscal 2009, the same level of bonuses that had been awarded in fiscal 2008. In arriving at this recommendation and decision, the Compensation and Human Resources Committee and the Board of Directors took into consideration that, in years prior to the establishment of the current financial performance measures, when the Corporation had achieved strong ROA and EPS growth performance, bonus payouts were well below market levels based on the Reference Groups, with the result that management had not fully benefited in years when economic conditions were more favourable.

Non-Equity Incentive Award for Fiscal 2009

In fiscal 2009, the actual payout to the Named Executive Officers under SCORES was 60% of target, as reflected in the following table:

Name	Target Payout as a Percentage of Salary (a)	Payout Range as a Percentage of Salary (Up to Two Times Target)	Performance as a Percentage of Target (b)	Actual Payout as a Percentage of Salary (a) × (b)	Actual Award
Glenn J. Chamandy	100%(1)	0-200%	60%	56%(1)	$413,692(1)
Laurence G. Sellyn	65%	0-130%	60%	39%	$180,270
Benito Masi	50%	0-100%	60%	30%	$97,685
Michael R. Hoffman	50%	0-100%	60%	30%	$94,093
Eric R. Lehman	50%	0-100%	60%	30%	$85,987
(1)

The target payout as a percentage of salary was increased from 65% to 100% beginning on December 10, 2008. The actual award takes into consideration the 65% target for the period before December 10, 2008 and the 100% target from and after this date, which results in an actual payout of 56% of base salary. See Section 3.2.4 entitled “Compensation of the Chief Executive Officer”.

3.2.2.8	Equity Incentives

The equity incentives of the Corporation’s executive compensation program, namely the Long-Term Incentive Plan (the “LTIP”), are designed to:

  Recognize and reward the impact of longer-term strategic actions undertaken by management;

  Align the interests of the Corporation’s key employees and its shareholders;

  Focus management on developing and successfully implementing the continuing growth strategy of the Corporation;

  Foster the retention of key management personnel; and

  Attract talented individuals to the Corporation.

Types of Equity Incentives Awarded

The LTIP allows the Board of Directors to grant to executives the following types of long-term incentives:

  Stock options (“Options”);

  Dilutive restricted share units (share units that are settled in Common Shares issued from treasury) (“Treasury RSUs”); and

  Non-dilutive restricted share units (share units that are settled in cash or Common Shares purchased on the open market) (“Non-Treasury RSUs”).

For a more detailed description of the features of the LTIP, see Schedule “D” of this Circular.

The LTIP awards help to achieve the Corporation’s compensation objectives as follows:

  The LTIP aims at bringing the total compensation received by the Corporation’s executives to the 75th percentile of total compensation received by executives in the Reference Groups if the Corporation achieves its profit and growth targets.

  Through the use of performance vesting for a significant portion of long-term compensation, top quartile compensation only occurs when both financial and strategic targets are achieved and the Corporation’s long-term return on investment and share price reflect these achievements.

  Through the use of time vesting for a significant portion of long-term compensation, the LTIP awards help to achieve the Corporation’s objective of ensuring the retention of senior executives.

Determination of Grants

Grant levels are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently and without any input from him. See Section 3.2.4 entitled “Compensation of the Chief Executive Officer”.

Award targets are based on the expected impact of the role of the executive on the Corporation’s performance and strategic development as well as market benchmarking. The Compensation and Human Resources Committee also undertakes an analysis from time to time to determine the possible payouts from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation’s shareholders.

Treasury RSUs are used generally for one-time awards to attract talented candidates or for retention purposes. Beginning in fiscal 2007, Non-Treasury RSUs and Options have been granted to executives and other key employees on an annual basis as part of the long-term portion of their annual compensation. The following table presents the total value of awards granted to the Named Executive Officers under the LTIP in fiscal 2009:

Name	Base Salary as of Oct. 6, 2008(1) (a)	Target Awards (% of Base Salary) (b)	Mix of Options and Non-Treasury RSUs (% of Total Grant)		Value of Options and Non- Treasury RSUs Granted(2) ($)		Total Value ($) (a)×(b)
			Options (c)	RSUs (d)	Options (a)×(b)×(c)	RSUs (a)×(b)×(d)
Glenn J. Chamandy	737,480	65%(3)	50%	50%	239,681	239,681	479,362
Laurence G. Sellyn	463,500	65%	50%	50%	150,638	150,638	301,275
Benito Masi	326,510	50%	50%	50%	81,628	81,628	163,255
Michael R. Hoffman	266,159(4)	50%	50%	50%	66,540	66,540	133,080
Eric R. Lehman	257,500	50%	50%	50%	64,375	64,375	128,750
(1)	Date of the actual grant calculations.
(2)

The value of the Options reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE on October 3, 2008 ($23.49) and the Black-Scholes factor on the date of grant (45.34%). The value of the Non-Treasury RSUs is also based on the higher of the closing price of the Common Shares on either the TSX or the NYSE on October 3, 2008 ($23.49).

(3)	The target equity award as a percentage of base salary was increased from 65% to 100% effective beginning in fiscal 2010. See Section 3.2.4 entitled “Compensation of the Chief Executive Officer”.
(4)	In Canadian dollars.

During fiscal 2009, an aggregate of 232,787 Options were granted to executives and key employees under the annual LTIP, representing 0.19% of the issued and outstanding Common Shares as at October 4, 2009.

Performance Measures and Weightings

To encourage a long-term view of performance and to align with shareholder interests, Options and RSUs (both Treasury and Non-Treasury) have vesting conditions that are based on:

  Time (Options and RSUs); and

  Performance (RSUs).

Vesting for Options: Options granted for fiscal 2009 and 2010 are not exercisable prior to the second anniversary of the grant date, and 25% are exercisable on and after the second, third, fourth and fifth anniversary of the grant date. In addition, such Options have a term of seven years.

Vesting for Treasury RSUs: Treasury RSUs awarded to date under the LTIP vest at the end of a five-year vesting period, with the exception of a special one-time award made to the Executive Vice-President, Chief Financial and Administrative Officer, which vests at the end of the an eight-year period.

Vesting for Non-Treasury RSUs: All Non-Treasury RSUs awarded to date under the LTIP vest at the end of a three-year period.

All Treasury and Non-Treasury RSUs awarded in fiscal 2009, and in prior years, are subject to the same vesting conditions, with 50% of each award vesting at the end of its vesting period on the basis of time and the remaining 50% of each award vesting based on the Corporation’s average ROA performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts. The performance-vesting portion of each RSU award is subject to the following relative performance-vesting matrix, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the TSX Consumer Discretionary Index	Percentage of Performance Component of Award That Vests
At or above the 75th percentile	100%
At the median	50%
Below 40th percentile	0%

At the end of fiscal 2009, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, several changes to the vesting conditions for Non-Treasury RSUs awarded to executive officers, including the Named Executive Officers, in fiscal 2010, specifically:

1.

That 100% of each award will vest based on the Corporation’s average ROA performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts. The elimination of time-based vesting for Non-Treasury RSUs reinforces the objective of aligning the interests of the Corporation’s senior executives with those of its shareholders by ensuring that vesting of Non-Treasury RSUs is entirely based on meeting ROA performance thresholds.

2.

That up to two times the actual number of RSUs awarded can vest based on the achievement of exceptional ROA performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts. This change is intended to align the Corporation’s pay practices with its compensation policy, which is to provide the potential for top quartile total direct compensation when individual and company performance are also top quartile.

Non-Treasury RSUs awarded to executive officers in fiscal 2010 will be subject to the following relative performance-vesting matrix, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the TSX Consumer Discretionary Index	Percentage of Award That Vests
Equal to or above the 90th percentile	200%
Equal to the 89th percentile	180%
Equal to the 88th percentile	160%
Equal to the 87th percentile	140%
Equal to the 86th percentile	120%
Equal to or above the 75th percentile and below the 86th percentile	100%
At the median	50%
Below the 40th percentile	0%

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all Option-based and Common Share-based awards outstanding to each Named Executive Officer as at the fiscal year ending October 4, 2009:

	Option-Based Awards					Share-Based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised(1) Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(2) ($)	Issuance Date	Number of Shares or Units of Shares That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(3) ($)
Glenn J. Chamandy	October 6, 2008	22,505	23.49	October 5, 2015	0	October 6, 2008	10,203	205,080
	October 1, 2007	15,046	39.39	September 30, 2014	0	October 1, 2007	5,907	118,731
	October 2, 2006	21,700	27.17	October 2, 2013	0	—	—	—
Laurence G. Sellyn	October 6, 2008	14,144	23.49	October 5, 2015	0	October 6, 2008	6,412	128,881
	October 1, 2007	9,456	39.39	September 30, 2014	0	October 1, 2007	3,712	74,611
	October 2, 2006	13,640	27.17	October 2, 2013	0	June 7, 2006	150,000(4)	3,015,000
Benito Masi	October 6, 2008	7,664	23.49	October 5, 2015	0	October 6, 2008	3,475	69,848
	October 1, 2007	5,124	39.39	September 30, 2014	0	October 1, 2007	2,011	40,421
	October 2, 2006	7,392	27.17	October 2, 2013	0	August 2, 2005	40,000	804,000
	August 8, 2001	20,000	5.00	August 7, 2011	302,000	February 1, 2005	20,000	402,000
	February 6, 2001	56,000	8.64	February 5, 2011	641,760	November 22, 2004	20,000(5)	402,000
	December 6, 2000	16,000	6.31	December 5, 2010	220,640	—	—	—
Michael R. Hoffman	October 6, 2008	6,247	23.49	October 5, 2015	0	February 12, 2009	60,000(6)	1,206,000
	October 1, 2007	3,849	39.39	September 30, 2014	0	October 6, 2008	2,832	56,923
	October 2, 2006	5,718	27.17	October 2, 2013	0	October 1, 2007	1,511	30,371
	February 6, 2001	34,532	8.64	February 5, 2011	395,737	—	—	—
Eric R. Lehman	—	—	—	—	—	February 12, 2009	40,000(6)	804,000
	October 6, 2008	6,044	23.49	October 5, 2015	0	October 6, 2008	2,740	55,074
	October 1, 2007	3,623	39.39	September 30, 2014	0	October 1, 2007	1,422	28,582
	—	—	—	—	—	December 11, 2006	40,000	804,000
(1)

The number of securities underlying unexercised Options or share units (Treasury and Non-Treasury RSUs) that have not vested represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year.

(2)

“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 2, 2009) of $20.10 and the exercise price of the Options, multiplied by the number of unexercised Options.

(3)

“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of share units (Treasury and Non-Treasury RSUs) held at fiscal year-end, by the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (October 2, 2009) of $20.10 assuming that 50% of the share units have vested based on time and the other 50% of share units have vested based on the achievement of the performance objectives.

(4)

Laurence G. Sellyn holds 150,000 Treasury RSUs. These Treasury RSUs were granted in recognition of Mr. Sellyn’s strategic role in the future success of the Corporation. The vesting conditions of the 150,000 Treasury RSUs granted to Mr. Sellyn have been structured to provide him with an incentive to remain with the Corporation for the balance of his working career.

(5)

These Treasury RSUs vested on August 17, 2009 but were not delivered to Mr. Masi until December 11, 2009 due to the imposition by the Corporation of a trading blackout under its Insider Trading Policy.

(6)	The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the fiscal year ending October 4, 2009.

Name	Option-Based Awards - Value Vested During the Year (1) ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Glenn J. Chamandy	0	174,975(2)	413,692
Laurence G. Sellyn	0	1,919,976(3)	180,270
Benito Masi	0	712,407(4)	97,685
Michael R. Hoffman	0	522,905(5)	94,093(6)
Eric R. Lehman	0	0	85,987
(1)

The amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX and the exercise price on such vesting date.

(2)

The amount represents the aggregate dollar value realized upon the vesting of 8,372 Non-Treasury RSUs on October 2, 2009 using the average of the closing prices of the Common Shares for the five trading days on the TSX immediately preceding the vesting date ($20.90).

(3)

The amount represents the aggregate dollar value realized upon the vesting of (i) 5,262 Non-Treasury RSUs on October 2, 2009 using the average of the closing prices of the Common Shares for the five trading days on the TSX immediately preceding the vesting date ($20.90) and (ii) 200,000 Treasury RSUs on February 13, 2009 using the closing price of Common shares on the TSX on such date ($9.05).

(4)

The amount represents the aggregate dollar value realized upon the vesting of (i) 2,852 Non-Treasury RSUs on October 2, 2009 using the average of the closing prices of the Common Shares for the five trading days on the TSX immediately preceding the vesting date ($20.90) and (ii) 20,000 Treasury RSUs on December 23, 2008 using the closing price of the Common Shares on the TSX on such date ($11.92). This amount also includes 20,000 Treasury RSUs that vested on August 17, 2009, valued based on the closing price of the Common Shares on the TSX on such date ($20.72), which were not delivered to Mr. Masi until December 11, 2009 due to the imposition by the Corporation of a trading blackout under its Insider Trading Policy.

(5)

The amount represents the aggregate dollar value realized upon the vesting of (i) 2,206 Non-Treasury RSUs on October 2, 2009 using the average of the closing prices of the Common Shares for the five trading days on the TSX immediately preceding the vesting date ($20.90) and (ii) 40,000 Treasury RSUs on December 23, 2008 using the closing price of the Common Shares on the TSX on such date ($11.92).

(6)	Michael R. Hoffman’s non-equity incentive compensation is paid in U.S. dollars.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides, for fiscal 2009, with respect to the LTIP:

(i)	The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

(ii)	The weighted-average exercise price of such outstanding options, warrants and rights; and

(iii)	The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column) (#)
Equity compensation plan approved by security holders - LTIP (Options) - LTIP (Treasury RSUs)	1,010,107 757,806	16.21 N/A	3,404,045(1) —(1)
(1)	The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.

The Corporation does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

3.2.2.9	Other Forms of Compensation

Benefits and Perquisites

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance and a healthcare spending account. Perquisites consist of a car allowance, club memberships, personal insurance, health assessments and financial counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations.

Retirement Benefits

Under the Corporation’s retirement savings program, the Named Executive Officers (other than Michael R. Hoffman, who is not a Canadian resident) and all other Canadian salaried employees receive under the Deferred Profit Sharing Plan (“DPSP”) of the Corporation an amount equal to their contribution to their Registered Retirement Savings Plan (“RRSP”) up to a maximum of 5% of their base annual salary. In addition, should such 5% limit be higher than the tax limit for their contributions, the additional amount is credited under the Supplemental Retirement Savings Plan (“SRSP”), which is an unfunded plan.

Under the Corporation’s 401(k) program, Michael R. Hoffman, and most of the other salaried employees who are citizens of the United States, receive an amount equal to 50% of their own contributions, which may be up to a maximum of 6% of their annual base salary and SCORES payout. In addition, Michael R. Hoffman is credited from the Corporation an amount equal to 2% of his annual base salary under the SRSP program.

Defined Contribution Plans

The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the Named Executive Officers as of the beginning and end of fiscal 2009:

Name	Accumulated Value at Start of Year(1) ($)	Compensatory(2) ($)	Non-Compensatory(2) ($)	Accumulated Value at Year-End(1) ($)
Glenn J. Chamandy	396,284	36,874	28,462	461,620
Laurence G. Sellyn	248,462	23,175	23,560	295,197
Benito Masi	173,668	16,325	16,754	206,747
Michael R. Hoffman	140,436	13,022(3)	39,697(3)	193,155
Eric R. Lehman	20,291	14,275	17,805	52,371
(1)

“Accumulated Value at Start of Year” and “Accumulated Value at Year-End” corresponds to the sum of the balance accounts of each Named Executive Officer from the RRSP, DPSP, TFSA and the SRSP (other than for Michael R. Hoffman, whose accumulated value corresponds to the sum of his balance account from the Corporation’s 401(k) and SRSP programs).

(2)

The Corporation’s contribution under the DPSP and the SRSP (other than Michael R. Hoffman, where the Corporation’s contribution is under the 401(k) and SRSP programs) set out under “Compensatory” and the Named Executive Officers’ contribution under the RRSP and TFSA (other than Michael R. Hoffman, whose contribution is under the 401(k) program) set out under “Non-Compensatory” are subject to tax limitations that apply over a calendar year. Amounts disclosed reflect the contributions paid to the Named Executive Officers’ accounts from October 6, 2008 to October 4, 2009.

(3)	Accounts disclosed for Michael R. Hoffman are net of forfeitures made to comply with IRS regulations applicable to a 401(k) program over the calendar year.

Employee Share Purchase Plan

The Employee Share Purchase Plan (the “Plan”) provides an opportunity for all full-time or regular part-time Canadian and U.S. citizens or residents who are employees of the Corporation to participate in its ownership. Under the Plan, an employee may contribute between 1% and 10% of his or her annual base salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Corporation from the payroll of any participant and paid over to a custodian for the account of such participant. The custodian then purchases from the treasury of the Corporation, for and on behalf of each participant, a number of Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. Common Shares purchased under the Plan may not be sold until the expiration of a two-year retention period. The Corporation assumes all administrative costs associated with the Plan.

3.2.3	Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the fiscal years ended October 4, 2009 and October 5, 2008.

For compensation related to previous years, please refer to the Corporation’s Management Proxy Circulars filed with Canadian securities commissions and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards(5) ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation		Pension Value(1), (3) ($)	All Other Compensation (1), (4) ($)	Total Compensation ($)
					Annual Incentive Plans(1) ($)	Long-Term Incentive Plans ($)
Glenn J. Chamandy President and CEO	2009	737,480	239,668	239,686	413,692	N/A	36,874	65,985(6)	1,733,385
	2008	742,365	232,677	232,686	289,523	N/A	39,219	66,553(7)	1,603,023
Laurence G. Sellyn Executive Vice-President, CFO and CAO	2009	463,500	150,618	150,639	180,270	N/A	23,175	46,470(8)	1,014,672
	2008	466,571	146,216	146,237	181,963	N/A	24,649	48,112(8)	1,013,748
Benito Masi Executive Vice-President, Manufacturing	2009	326,510	81,628	81,624	97,685	N/A	16,325	33,209(9)	636,981
	2008	328,672	79,213	79,243	98,602	N/A	17,364	—	603,094
Michael R. Hoffman President, Gildan Activewear SRL	2009	314,505(10)	639,524(11)	66,533	94,093	N/A	13,022	295,704(12)	1,423,381
	2008	267,922(10)	59,518	59,525	64,302	N/A	12,472	272,810(13)	736,549
Eric R. Lehman Executive Vice-President, Supply Chain, Information Technology and Operational Excellence	2009	287,375(17)	446,363(14)	64,371	85,987	N/A	14,275	128,236(15)	1,026,607
	2008	259,206	56,013	56,030	77,762	N/A	12,681	154,970(16)	616,662
(1)

None of the Named Executive Officers received an annual salary increase for fiscal 2009, with the exception of Michael R. Hoffman and Eric R. Lehman as described below. The Corporation’s 2008 fiscal year included an extra week, which occurs every fifth year in order to maintain alignment of the Corporation’s 52-week fiscal year with the calendar year. Consequently, fiscal 2008 contains an additional week of compensation for the Named Executive Officers.

(2)

The value of the Option-based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE at the date of grant ($23.49 for fiscal 2009 and $39.39 for fiscal 2008) multiplied by the Black-Scholes factor (45.34% for fiscal 2009 and 39.26% for fiscal 2008) as at such date.

(3)	“Pension Value” only includes employer DPSP and SRSP contributions, other than for Michael R. Hoffman whose accumulated value includes 401(k) employer contributions.
(4)

“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the applicable fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer (if applicable). The perquisite account of each Named Executive Officer is credited on January 1. The account is debited based on the actual costs of perquisites as submitted to the Corporation by the Named Executive Officer and supported by documentation. Any unused balance at the end of the year is paid in cash as income.

(5)

The share-based units awarded are Non-Treasury RSUs, with the exception of Mr. Hoffman and Mr. Lehman, who were also awarded Treasury RSUs as described below. The Non-Treasury RSU awards for fiscal 2009 are determined as of October 6, 2008 and are based on October 6, 2008 base salary. The Non-Treasury RSU awards for fiscal 2008 are determined as of October 1, 2007 and are based on October 1, 2007 base salary. The value of the Non-Treasury RSU award is determined by multiplying the number of RSUs awarded by the higher of the closing price of the Common Shares on either the TSX or the NYSE at the time of grant ($23.49 for fiscal 2009 and $39.39 for fiscal 2008).

(6)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Mr. Chamandy’s total salary for fiscal 2009. This amount includes $22,804 for sporting club membership fees and $28,809 for a critical illness insurance policy.

(7)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Mr. Chamandy’s total salary for fiscal 2008. This amount includes $21,648 for sporting club membership fees and $28,809 for a critical illness insurance policy.

(8)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Mr. Sellyn’s total salary for fiscal 2008 and 2009. This amount includes $13,297 for a life insurance policy.

(9)	For fiscal 2009, all other compensation disclosed for Benito Masi is predominantly unused balance of annual perquisite allowance in the amount of $19,615 at the end of the year paid in cash as income.
(10)

Michael R. Hoffman’s base salary is paid in U.S. dollars and amounts to US$290,000 for fiscal 2009 and US$243,780 for fiscal 2008. Mr. Hoffman’s base salary was adjusted in fiscal 2009 to bring his total compensation to the market median and to maintain internal equity.

(11)

The share-based units awarded include 60,000 Treasury RSUs that were awarded on February 12, 2009. The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity. The value of the Treasury RSU award is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX at the time of grant ($9.55).

(12)

For fiscal 2009, all other compensation disclosed for Michael R. Hoffman is predominantly reimbursement of additional expatriate expenses, including US$84,000 for a Barbados housing allowance and US$72,596 for tax protection allowance.

(13)

For fiscal 2008, all other compensation disclosed for Michael R. Hoffman predominantly reflects reimbursement of additional expatriate expenses, including US$84,000 for a Barbados housing allowance and US$60,000 for tax protection allowance.

(14)

The share-based units awarded include 40,000 Treasury RSUs that were awarded on February 12, 2009. The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity. The value of the Treasury RSU award is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX at the time of grant ($9.55).

(15)	For fiscal 2009, all other compensation disclosed for Eric R. Lehman is predominantly $105,411 for a tax protection allowance.
(16)	For fiscal 2008, all other compensation disclosed for Eric R. Lehman is predominantly $110,447 for a tax protection allowance.
(17)	Mr. Lehman’s base salary was adjusted in fiscal 2009 to bring his total compensation to the market median and to maintain internal equity.

To demonstrate the link between Named Executive Officer compensation and business performance, the following table shows the total cost of compensation to the Named Executive Officers as a percentage of the Corporation’s net income after tax and as a percentage of the equity market capitalization for fiscal 2009, 2008 and 2007:

	Total Cost of Compensation to Named Executive Officers(1) (US$)	Total Cost of Compensation to Named Executive Officers/ Total Net Earnings (%)	Total Cost of Compensation to Named Executive Officers/ Total Equity Market Capitalization (%)
2009	4,678,197	4.9	0.2
2008	4,957,425	3.4	0.2
2007	3,834,316	2.9	0.1
(1)

The “Total Cost of Compensation to Named Executive Officers” is the sum of the amounts under the “Salary”, “Non-Equity Incentive Plan Compensation”, and “All Other Compensation”, plus an allocation of the value of Treasury RSU, Non-Treasury RSU and Option grants to the Named Executive Officers based on the amortization of these awards over their vesting periods on a straight-line basis. The amounts under the columns “Salary”, “Non-Equity Incentive Plan Compensation” and “All Other Compensation” were converted to U.S. dollars using an exchange rate of US$0.8517 in 2009, US$1.0051 in 2008 and US$0.9000 in 2007. The allocations for Treasury RSUs and Options were converted using the exchange rates that were in effect at the date of the grants, ranging from US$0.7552 to US$0.9033. The allocation for the Non-Treasury RSUs are based on the closing price of the Common Shares on the NYSE on the last day prior to fiscal year-end (October 2, 2009) of US$18.55.

3.2.4	Compensation of the Chief Executive Officer

The compensation of the President and Chief Executive Officer is governed by the Corporation’s executive compensation policy described in Section 3.2 entitled “Compensation of Executive Officers”, and the President and Chief Executive Officer participates in all the same incentive plans as the other Named Executive Officers. The following table summarizes the President and Chief Executive Officer’s compensation for the last fiscal year and sets forth his aggregate equity holdings as at December 14, 2009:

Glenn J. Chamandy

Mr. Chamandy is a founding entrepreneur of the Corporation. Since the Corporation became a public company in June 1998, its equity market capitalization has increased from $102,286,000 to $2,431,356,863 as at October 4, 2009. Five-year total shareholder returns are 125%, relative ROA performance has consistently been at or above the 90th percentile relative to the S&P/TSX Consumer Discretionary Index (excluding income trusts) and return on net assets (“RONA”) has consistently been at or above the 75th percentile relative to the Proxy Reference Group. Mr. Chamandy’s total career compensation since the Corporation became a public company (1998 to 2009) is $23,238,408, including the realized gains from Options granted during the period. This represents 1% of the increase in market capitalization during this period.

Fiscal 2009 Highlights:
- Market share of 58% for T-shirts in U.S. screenprint channel
- Market share of 57% for fleece in U.S. screenprint channel
- Market share of 44% for polos in U.S. screenprint channel
- Significant progress to position Gildan to become full line supplier for mass-market retailers
- Achieved significant reductions in Gildan’s manufacturing and distribution costs
- Prudently managed working capital and capital expenditures in global economic downturn, and generated US$132.2 million of free cash flow
President and Chief Executive Officer Age: 48 Length of service: 25 years	Year	Salary ($)	Share-Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation		Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
	2009	737,480	239,668	239,686	413,692	N/A	36,874	65,985	1,733,385
Mr. Chamandy’s bonus of $413,692 for fiscal 2009 represented 56% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options
The following table shows the aggregate number and value (as at December 14, 2009) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 4, 2009 as well as the year-over-year increase/decrease in equity ownership:
Common Shares(5)		RSUs(6)		Net Change in Equity(7)	Exercisable Options(8)		Unexercisable Options(8)
							Number	Value
Number	Value	Number	Value	Number	Number	Value
10,056,000	$238,528,320	16,110	$382,129	2,605,031	14,611	—	44,640	$5,176
(1)

The share-based units awarded are Non-Treasury RSUs. The share-based awards are determined as of October 6, 2008 and are based on October 6, 2008 base salary. The value of the RSU award is determined by multiplying the number of RSUs awarded by the higher of the closing price of the Common Shares on either the TSX or the NYSE at the time of grant ($23.49).

(2)

The value of the Option-based award reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE at the date of grant ($23.49), multiplied by the Black-Scholes factor (45.34%) as at such date.

(3)	“Pension Value” only includes employer SRSP contributions.
(4)

“All Other Compensation” represents the sum of perquisites and other personal benefits which in the aggregate are worth $50,000 or more, or are equivalent to 10% or more of Mr. Chamandy’s total salary for fiscal 2009. This amount includes $22,804 for sporting club membership fees and $28,809 for a critical illness insurance policy.

(5)

This refers to Common Shares beneficially owned or over which control or direction is exercised by Mr. Chamandy as at October 4, 2009. The value of such Common Shares is determined by multiplying the number of Common Shares held as at October 4, 2009 by the closing price of the Common Shares on the TSX on December 14, 2009 ($23.72).

(6)

As at October 4, 2009, Mr. Chamandy had only been awarded Non-Treasury RSUs. The value of such Non-Treasury RSUs is determined by multiplying the number of RSUs held as at October 4, 2009 by the closing price of the Common Shares on the TSX on December 14, 2009 ($23.72).

(7)	“Net Change in Equity” refers to the net change in ownership of Common Shares and Non-Treasury RSUs from October 5, 2008 to October 4, 2009.
(8)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 14, 2009 ($23.72) and the exercise or base price of the Options, multiplied by the number of exercisable and unexercisable Options held as at October 4, 2009.

The Compensation and Human Resources Committee considers the advice of an outside compensation consultant in determining the grants to be awarded to the President and Chief Executive Officer under the LTIP.

On December 10, 2008, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a change in Mr. Chamandy’s target payout as a percentage of salary, under the Corporation’s annual incentive plan (SCORES), from 65% to 100%, effective as at that date. Additionally and concurrently, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a change in Mr. Chamandy’s target annual equity award as a percentage of base salary, under the LTIP, from 65% to 100%, effective beginning in fiscal 2010. These changes were made in order to align Mr. Chamandy’s target annual incentives and target long-term incentives, as a percentage of base salary, with the median of the Reference Groups.

The President and Chief Executive Officer’s salary for fiscal 2009 was $737,480, which, with reference to advice from external compensation consultants, positions the President and Chief Executive Officer’s base salary at approximately the median level in relation to the companies in the Reference Groups. The President and Chief Executive Officer received a bonus based on the SCORES program for fiscal 2009 of $413,692, or 56% of base salary, which was 60% of his target bonus. The annual bonus paid in 2009 was calculated based on a prorated target payout percentage of 65% from the start of the fiscal year until December 9, 2008 and 100% from December 10, 2008 until the end of the fiscal year. The annual bonus paid in 2009 was at the same level of payout as what had been awarded in fiscal 2008 and reflected the Board of Directors’ evaluation of the performance and leadership of the President and Chief Executive Officer during a period of severe decline in global economic conditions.

In conjunction with the annual LTIP awards for fiscal 2010, the President and Chief Executive Officer was awarded a grant of 18,327 Non-Treasury RSUs and 40,036 Options on October 5, 2009. The Options granted on October 5, 2009 were awarded at an exercise price of $20.12, and will vest in accordance with the provisions of the LTIP, as previously approved by the Corporation’s shareholders.

3.2.4.1

Special One-Time Equity Award

At the beginning of fiscal 2010, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a special one-time award of 409,711 Options and 201,597 Treasury RSUs to Mr. Chamandy, which vest at the end of a five-year period.

The purpose of the award is intended to recognize Mr. Chamandy’s extraordinary importance to the future success of the Corporation and the achievement of the Corporation’s long-term strategic plan objectives (the “Strategic Plan”).

The grant date value of the award is $8.1 million, which is equivalent to an annual award of 220% of Mr. Chamandy’s current base salary over the five-year vesting period. The annual value of this one-time award, together with all other annual compensation, including annual equity awards under the LTIP, provides the opportunity for Mr. Chamandy to earn total direct compensation that is positioned between the median and the 75th percentile of the Reference Groups, provided that the Corporation achieves its financial and strategic objectives, in accordance with the Corporation’s compensation philosophy.

The award is entirely performance-contingent in that half of the award is granted in premium-priced Options and half of the award is granted in Treasury RSUs, which vest based upon the Corporation’s performance relative to the Strategic Plan.

The Options have an exercise price equal to 110% of the closing price of the Common Shares on the TSX on October 2, 2009, the last trading day before the date of grant, which means that approximately $250 million in market value will need to be created before the Options are “in-the-money”. The Options will not be exercisable until the fifth anniversary of the grant date and will have a term of ten years.

The Treasury RSUs will cliff-vest at the end of a five-year period to allow the Board of Directors to fully assess the Corporation’s performance against the Strategic Plan. The maximum number of RSUs which can vest is 100% of the number of RSUs granted. Performance will be assessed annually by the independent members of the Corporation’s Board of Directors. This evaluation will be documented and discussed with Mr. Chamandy. The final outcomes regarding performance against the Strategic Plan will not be determined until the final assessment at the conclusion of the fifth year.

In determining performance for the purpose of the Treasury RSUs, the Board will assess financial and other quantitative metrics, including product volumes, fully diluted EPS and RONA. In addition, qualitative assessments of performance will also be made based on progress on implementation of various strategic program initiatives, and other factors determined by the Board of Directors. The objectives for each year of the award will be established in advance of that year. They may be subsequently modified as appropriate in light of material unforeseen events, such as major investments or divestments.

3.2.4.2	Shareholding Requirement for the Chief Executive Officer

As provided in the Executive Share Ownership Policy, the President and Chief Executive Officer is required to hold, within five years of his appointment to the position, the lower of (i) Common Shares (or RSUs) having a minimum total share market value of five times his base salary or (ii) 147,400 Common Shares (or RSUs) based on a per share value of $25.00. The President and Chief Executive Officer will be required to continue to hold such Common Shares (or RSUs) throughout his tenure in that role. See Section 3.2.2.2 entitled “Executive Share Ownership Policy”. Mr. Chamandy, as a founding entrepreneur of the Corporation, has a shareholding position that is significantly in excess of this minimum requirement. Mr. Chamandy is one of the Corporation’s largest shareholders.

3.2.5	Compensation for Other Named Executive Officers

The following tables show the total compensation of the Named Executive Officers (other than Glenn J. Chamandy, the President and Chief Executive Officer) for the 2009 fiscal year and sets forth the value of their aggregate equity holdings as at December 14, 2009:

	Total Compensation
	Year				Non-Equity Incentive Plan Compensation		Pension Value (3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
		Salary ($)	Share-Based Awards (1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
Laurence G. Sellyn	2009	463,500	150,618	150,639	180,270	N/A	23,175	46,470(5)	1,014,672
Executive Vice-President, Chief Financial and Administrative Officer	Mr. Sellyn’s bonus of $180,270 for fiscal 2009 represented 39% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options
The following table shows the aggregate number and value (as at December 14, 2009) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 4, 2009 as well as the year-over-year increase/decrease in equity ownership:
Length of service: 11 years	Common Shares(10)		RSUs(11)		Net Change in Equity(12)	Exercisable Options(13)		Unexercisable Options(13)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	222,000	$5,265,840	160,124	$3,798,141	5,150	9,184	—	28,056	$3,253

Benito Masi	Total Compensation
	Year				Non-Equity Incentive Plan Compensation		Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
		Salary ($)	Share-Based Awards(1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
	2009	326,510	81,628	81,624	97,685	N/A	16,325	33,209(6)	636,981
Executive Vice-President, Manufacturing	Mr. Masi’s bonus of $97,685 for fiscal 2009 represented 30% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options
The following table shows the aggregate number and value (as at December 14, 2009) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 4, 2009 as well as the year-over-year increase/decrease in equity ownership:
Length of service: 24 years	Common Shares(10)		RSUs(11)		Net Change in Equity(12)	Exercisable Options(13)		Unexercisable Options(13)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	25,552	$606,093	85,486	$2,027,728	(4,377)	96,977	$1,497,190	15,203	$1,763

Michael R. Hoffman	Total Compensation
					Non-Equity Incentive Plan Compensation		Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
	Year	Salary ($)	Share-Based Awards(1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
	2009	314,505(7)	639,524(14)	66,533	94,093	N/A	13,022	295,704(8)	1,423,381
President, Gildan Activewear SRL	Mr. Hoffman’s bonus of $94,093 for fiscal 2009 represented 30% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options (All amounts in Canadian dollars)

The following table shows the aggregate number and value (as at December 14, 2009) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 4, 2009 as well as the year-over-year increase/decrease in equity ownership:

Length of service: 12 years	Common Shares(10)		RSUs(11)		Net Change in Equity(12)	Exercisable Options(13)		Unexercisable Options(13)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	40,000	$948,800	64,343	$1,526,216	60,626	38,353	$520,613	11,993	$1,437

Eric R. Lehman	Total Compensation
					Non-equity incentive plan compensation		Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
	Year	Salary ($)	Share- Based Awards(1) ($)	Option-Based Awards(2) ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
	2009	287,375	446,363(15)	64,371	85,987	N/A	14,275	128,236 (9)	1,026,607
Executive Vice- President, Supply Chain, Information Technology and Operational Excellence	Mr. Lehman’s bonus of $85,987 for fiscal 2009 represented 30% of his base salary and was 60% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options
The following table shows the aggregate number and value (as at December 14, 2009) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at October 4, 2009 as well as the year-over-year increase/decrease in equity ownership:
Length of service: 3 years	Common Shares(10)		RSUs(11)		Net Change in Equity(12)	Exercisable Options(13)		Unexercisable Options(13)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	—	—	84,162	$1,996,323	42,740	906	—	8,761	$1,390
(1)

The share-based units awarded are Non-Treasury RSUs, with the exception of Mr. Hoffman and Mr. Lehman, who were also awarded Treasury RSUs as described below. The Non-Treasury RSU awards are determined as of October 6, 2008 and are based on October 6, 2008 base salary. The value of the Non-Treasury RSU award is determined by multiplying the number of RSUs awarded by the higher of the closing price of the Common Shares on either the TSX or the NYSE at the time of grant ($23.49).

(2)

The value of the Option-based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE at the date of grant ($23.49) multiplied by the Black-Scholes factor (45.34%) as at such date.

(3)	“Pension Value” only includes employer DPSP and SRSP contributions, other than for Michael R. Hoffman whose accumulated value includes 401(k) and SRSP employer contributions.
(4)

“All Other Compensation” represents the dollar values of perquisites and other personal benefits disclosed in the “All Other Compensation” column of the Summary Compensation table in Section 3.2.3 of this Circular.

(5)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent 10% or more of Mr. Sellyn’s total salary for fiscal 2009. This amount includes $13,297 for a life insurance policy.

(6)	All other compensation disclosed for Mr. Masi is predominantly unused balance of annual perquisite allowance in the amount of $19,615 at the end of the year paid in cash as income.
(7)	Michael R. Hoffman’s base salary is paid in U.S. dollars and amounts to US$290,000.
(8)

All other compensation disclosed for Michael R. Hoffman is predominantly reimbursement of additional expatriate expenses, including US$84,000 for a Barbados housing allowance and US$72,596 for tax protection allowance.

(9)	All other compensation disclosed for Eric R. Lehman is predominantly $105,411 for a tax protection allowance.
(10)

Refers to Common Shares beneficially owned or over which control or direction is exercised by the Named Executive Officer as at October 4, 2009. The value of such Common Shares is determined by multiplying the number of Common Shares held as at October 4, 2009 by the closing price of the Common Shares on the TSX on December 14, 2009 ($23.72).

(11)

The RSUs held are Treasury and Non-Treasury RSUs. The value of such RSUs is determined by multiplying the number of RSUs held as at October 4, 2009 by the closing price of the Common Shares on the TSX on December 14, 2009 ($23.72). For Michael R. Hoffman, 40,000 Treasury RSUs vested on December 2, 2008. For Benito Masi, 20,000 Treasury RSUs vested on December 2, 2008 and 20,000 Treasury RSUs vested on August 17, 2009. The Treasury RSUs that vested on August 17, 2009 were not delivered to Mr. Masi until December 11, 2009 due to the imposition by the Corporation of a trading blackout under its Insider Trading Policy.

(12)	“Net Change in Equity” refers to the net change in ownership of Common Shares, Treasury RSUs and Non-Treasury RSUs from October 5, 2008 to October 4, 2009.
(13)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 14, 2009 ($23.72) and the exercise or base price of the Options, multiplied by the number of exercisable and unexercisable Options held as at October 4, 2009.

(14)

The share-based units awarded include 60,000 Treasury RSUs that were awarded on February 12, 2009. The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity. The value of the Treasury RSU award is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX at the time of grant ($9.55).

(15)

The share-based units awarded include 40,000 Treasury RSUs that were awarded on February 12, 2009. The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity. The value of the Treasury RSU award is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX at the time of grant ($9.55).

3.2.6	Employment and Change of Control Agreements

3.2.6.1	Employment Agreements

The Corporation has entered into employment agreements (the “Employment Agreements”) with each of the Named Executive Officers.

Payment

The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies.

Employment Term

The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six months’ written notice in the case of Mr. Chamandy and upon at least two months’ written notice in the case of Messrs. Sellyn, Lehman, Masi and Hoffman.

Provisions

Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:

(i)

An amount equal to 36 months’ base salary in the case of Mr. Chamandy, 24 months’ base salary in the case of Messrs. Sellyn and Masi and 12 months’ base salary in the case of Messrs. Lehman and Hoffman (each a “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly instalments covering the applicable Termination Period;

(ii)

In the case of Messrs. Chamandy and Sellyn, an amount equal to 36 months and 24 months, respectively, of the target annual bonus established under the annual incentive plan in effect at the time of termination;

(iii)	Continuation of group insurance benefits (except short and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier;

(iv)

Any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Termination Period pursuant to the annual incentive plan;

(v)

The right to exercise vested Options or redeem non performance linked RSUs pursuant to the LTIP within 180 days following termination of employment in the case of Mr. Chamandy and within 90 days following termination of employment in the case of Messrs. Sellyn, Masi, Lehman and Hoffman; and

(vi)	The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above.

Position	Incumbent	Termination Provisions Value(1) (2) (3) (5) ($)
President and CEO	Glenn J. Chamandy	$4,610,000
Executive Vice-President, CFO and CAO	Laurence G. Sellyn	$2,894,000
Executive Vice-President, Manufacturing	Benito Masi	$1,219,000
President, Gildan Activewear SRL	Michael R. Hoffman(4)	$423,000
Executive Vice-President, Supply Chain, Information Technology and Operational Excellence	Eric R. Lehman	$594,000
(1)	The termination values assume that the triggering event took place on the last business day of the Corporation’s fiscal year-end (October 2, 2009).
(2)	Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on the trading day immediately preceding October 4, 2009.
(3)

For fiscal 2009, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(4)	All data for Michael R. Hoffman are in Canadian dollars.
(5)	Unvested Option and RSU values are calculated based on the assumption that the exercise or redemption occurs on October 2, 2009, regardless of the number of days allowed to exercise or redeem them.

Furthermore, the Employment Agreements provide that each Named Executive Officer may not, directly or indirectly, (i) solicit any of the Corporation’s customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Corporation’s products or (ii) induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Corporation’s employees, for a period equal to each Named Executive Officer’s Termination Period following such executive’s termination of employment with the Corporation.

3.2.6.2	Change of Control Agreements

In addition, the Corporation has entered into change of control agreements (the “Change of Control Agreements”) with each of the Named Executive Officers. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of:

(i)	365 days from the date of the potential change of control;

(ii)	His termination of employment by death or disability or, in the case of Messrs. Sellyn, Lehman, Masi and Hoffman, by death, disability or for cause; or

(iii)	His termination of employment by the Corporation without cause or by the executive with good reason.

The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the employment of the executive without cause, or if the executive terminates his employment for good reason, during a period of 24 months commencing on the date the change of control occurs, then the executive will be entitled to, subject to applicable withholdings:

(i)	His full base salary through the date of termination;

(ii)	An amount equal to 36 months’ base salary in the case of Messrs. Chamandy and Sellyn and 24 months’ base salary in the case of Messrs. Lehman, Masi and Hoffman (each a “Severance Period”);

(iii)	A one-time payment in lieu of the participation in the annual incentive plan during the applicable Severance Period;

(iv)

In the case of Mr. Chamandy, any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Severance Period pursuant to the annual incentive plan;

(v)

In the case of Mr. Chamandy, all outstanding Options and RSUs shall be deemed to have vested at the date of termination of the executive’s employment and the executive shall have the right to exercise such Options or redeem such RSUs within 180 days following the date of termination;

(vi)	In the case of Messrs. Sellyn, Masi, Lehman and Hoffman, the right to exercise vested options or redeem non-performance linked RSUs pursuant to the LTIP;

(vii)	Continuation of same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier; and

(viii)	Any earned but unused vacation days.

Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one year following the change of control but at the latest two years following the change of control, then he will be entitled to the benefits mentioned in items (i) to (viii) above.

Save for Mr. Chamandy, upon the occurrence of transactions that would result in a change of control, no outstanding Options become exercisable or RSUs become redeemable at the time of the change of control unless otherwise determined by the Board of Directors prior to the occurrence of the change of control.

The following table shows estimated incremental payments triggered pursuant to a change of control of the Corporation in accordance with the change of control provisions described above.

Position	Incumbent	Change of Control Provisions Value (1) (2) (3) (6)
President and CEO (4)	Glenn J. Chamandy	$4,886,000
Executive Vice-President, CFO and CAO	Laurence G. Sellyn	$3,692,000
Executive Vice-President, Manufacturing	Benito Masi	$1,549,000
President, Gildan Activewear SRL	Michael R. Hoffman(5)	$1,088,000
Executive Vice-President, Supply Chain, Information Technology and Operational Excellence	Eric R. Lehman	$1,188,000
(1)	The termination values assume that the triggering event took place on the last business day of the Corporation’s fiscal year-end (October 2, 2009).
(2)	Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on the last trading day immediately preceding October 4, 2009.
(3)

For fiscal 2009, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(4)	For the President and Chief Executive Officer, it is assumed that 100% of performance vesting RSUs vest in the event of termination following a change of control.
(5)	All data for Michael R. Hoffman are in Canadian dollars.
(6)	Unvested Option and RSU values are calculated based on the assumption that the exercise or redemption occurs on October 2, 2009, regardless of the number of days allowed to exercise or redeem them.

3.2.7	Performance Graph

3.2.7.1	Cumulative Value of a $100 Investment

The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on October 3, 2004 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends. The Corporation has not paid dividends during the period indicated below.

A significant portion of the Corporation’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, an appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of the Corporation’s Canadian dollar denominated Common Shares.

	October 3,	October 2,	October 1,	September 30,	October 5,	October 4,
	2004	2005	2006	2007	2008	2009

Corporation (CDN$)	100	250	306	444	264	226
S&P/TSX Composite Index (CDN$)	100	128	140	172	135	142

3.2.7.2	Cumulative Value of a US$100 Investment

The following graph compares the cumulative total shareholder return on an investment of US$100 in Common Shares made on October 3, 2004 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends. The Corporation has not paid dividends during the period indicated below.

	October 3,	October 2,	October 1,	September 30,	October 5,	October 4,
	2004	2005	2006	2007	2008	2009

Corporation (US$)	100	272	345	561	309	264
S&P 500 Composite Index (US$)	100	111	123	143	105	100

The trends shown by the performance graphs set forth above represent a constant growth in the cumulative total shareholder return from October 3, 2004 until September 30, 2007, followed by a decline in our last two financial years. Over the same five-year period the total cash compensation received by the Named Executive Officers, in aggregate, decreased by 8% compared to the 126% increase in cumulative shareholder return for an investment in Common Shares on the TSX and 164% increase in cumulative shareholder return for an investment in Common Shares on the NYSE.

3.2.8	Summary

The Compensation and Human Resources Committee is satisfied that the Corporation’s current executive compensation policies, programs and levels of compensation as disclosed in Section 3.2 of this Circular are aligned with the Corporation’s performance and reflect competitive market practices. Members of the Compensation and Human Resources Committee will be available to answer questions relating to the Corporation’s executive compensation matters at the Meeting.

Submitted by the Compensation and Human Resources Committee on December 14, 2009.

Richard P. Strubel, Chairman
William D. Anderson
Robert M. Baylis
Sheila O’Brien

SECTION 4 – OTHER INFORMATION

4.1	Indebtedness of Directors and Executive Officers

As at December 14, 2009, no amount was owed to the Corporation by any of the current directors and executive officers, and former directors and executive officers of the Corporation, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Corporation, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2009.

4.2	Statement of Corporate Governance Practices

The Board of Directors considers first-class corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the Canadian securities regulators, the Corporation is required to disclose information relating to its system of corporate governance with reference to certain corporate governance standards adopted by the Canadian Securities Administrators (“CSA”) (the “CSA Standards”).

In the last few years, the Corporation has undertaken a comprehensive review of its corporate governance practices in order to best comply with and exceed the corporate governance requirements of Canadian securities regulators as well as the NYSE Corporate Governance Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. The Corporation’s disclosure addressing each of the CSA Standards is set out in Schedule “A” to this Circular.

4.3	Directors’ and Officers’ Liability Insurance

The Corporation provides insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability that may be incurred by them in these capacities. The current policy limit is US$85,000,000 on an annual basis. Such insurance is subject to a general deductible of US$1,000,000 per loss as well as specific exclusions that are usually contained in policies of this nature. The total annual premium paid during the fiscal year ended October 4, 2009 in respect of this policy was US$1,391,768. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

4.4	Additional Information

The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec H3A 3J2 or at www.sedar.com, www.sec.gov or on Gildan’s website at www.gildan.com. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed fiscal year. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.

4.5	Shareholder Proposals for 2011 Annual Meeting

Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 18, 2010.

4.6	Approval of Management Proxy Circular

The contents and the sending of this Circular have been approved by the Board of Directors. Dated at Montréal, Québec, Canada, December 14, 2009.

By order of the Board of Directors,

Lindsay Matthews
Director, Legal Services
and Corporate Secretary

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Corporation and we are committed to adopting and adhering to the highest standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at www.gildan.com, reflect this commitment and we revise these guidelines on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), Gildan complies with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) as well as the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002. As a Canadian issuer, Gildan is exempt from complying with many of the NYSE Corporate Governance Standards (the “NYSE Standards”), provided that we comply with Canadian governance requirements. Except as summarized in our Annual Report on Form 40-F, which was filed with the U.S. Securities and Exchange Commission on December 11, 2009 and is available on www.sec.gov, our governances practices nevertheless comply with the NYSE Standards in all significant respects.

In January 2004, the CSA adopted Multilateral Instrument 52-110 (Audit Committees) and certain amendments were made to such instrument, effective June 30, 2005 (the “CSA Audit Committee Rules”). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Corporation complies with these rules. Reference is made to the section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated December 9, 2009, available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

In 2005, the CSA also adopted Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58-201 (Corporate Governance Guidelines) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. We believe that Gildan’s corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.

Our Board of Directors (the “Board” or the “Board of Directors”) has approved the disclosure of Gildan’s corporate governance practices described below, on the recommendation of the Corporate Governance Committee.

Independence of Directors

Majority of Directors are Independent

To better align the interests of the Board with those of our shareholders, eight of the nine current members of the Board are “independent” within the meaning of the CSA Disclosure Instrument and they qualify as “independent directors” as that expression is defined in the NYSE Standards. Our independent Board members are Mrs. Sheila O’Brien and Messrs. Robert M. Baylis, William D. Anderson, George Heller, Pierre Robitaille, James R. Scarborough, Richard P. Strubel and Gonzalo F. Valdes-Fauli. The only non-independent member of our Board is Glenn J. Chamandy, Gildan’s President and Chief Executive Officer. The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.

The following chart indicates the status of each director in terms of independence:

Director	Independent	Not Independent	Reason for Non-Independence
Glenn J. Chamandy		✓	Mr. Chamandy is the President and Chief Executive Officer of the Corporation
Robert M. Baylis	✓
William D. Anderson	✓
George Heller	✓
Sheila O’Brien	✓
Pierre Robitaille	✓
James R. Scarborough	✓
Richard P. Strubel	✓
Gonzalo F. Valdes-Fauli	✓

Independent Chair of the Board

The Corporation’s Board is led by a non-executive Chairman, which we believe contributes to the Board’s ability to function independently of management. Robert M. Baylis has been a director of the Corporation since 1999. Mr. Baylis was first appointed as Lead Director in August 2003 and became the Chairman of the Board in August 2004. As Chairman of the Board, Mr. Baylis is responsible for overseeing the Board in carrying out its mandate, which includes overseeing that the Board’s duties and responsibilities are carried out independently of management.

No Interlocking Relationships

To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy whereby Board members are prohibited from serving together as directors on any outside boards of publicly-traded companies, unless authorized by the Board, in its discretion. None of the director nominees has served together as directors on any outside boards during the Corporation’s most recently completed fiscal year. The directorships of all director nominees, which includes their directorships on other public companies, are described under Section 2.12 entitled “Nominees” in this Circular.

Conflicts of Interest

In accordance with applicable law and Gildan company policy, each director is required to disclose to the Board any potential conflict of interest he or she may have in a matter before the Board or a committee thereof at the beginning of the Board or committee meeting. A director who is in a potential conflict of interest must not attend any part of the meeting during which the matter is discussed or participate in a vote on such matter.

Formal Board Mandate

The Board has adopted a formal Board mandate, which is attached hereto as Schedule “B”. The mandate of the Board states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of ensuring that management develops and implements plans to increase shareholder value. The Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board mandate is available on the Corporation’s website at www.gildan.com.

Formal Position Descriptions

The Board has adopted formal position descriptions for the Chairman of the Board and the Board committee chairs, as well as for the President and Chief Executive Officer.

Chairman of the Board

The position description of the Chairman of the Board states that his key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group, which includes communicating with the Board on important issues in between meetings. The Chairman of the Board regularly reviews with the Corporate Governance Committee the size and composition of the Board and its committees to promote efficient decision-making. The Chairman of the Board also acts as a liaison between the Board and management, which involves working with the President and Chief Executive Officer and the Corporate Governance Committee to oversee the development of corporate governance principles applicable to the Corporation.

Committee Chairs

The position descriptions of each committee chair provide that each chair’s key role is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Like the Chairman of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the business of their committee.

Mandate of the President and Chief Executive Officer

As is provided in the formal position description of the President and Chief Executive Officer, the Board expects the President and Chief Executive Officer and his management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented alternative plans and strategies for approval, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all senior officers of the Corporation and approves all material transactions.

The Compensation and Human Resources Committee, together with the Chairman of the Board and the President and Chief Executive Officer, develop each year goals and objectives that the President and Chief Executive Officer is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the President and Chief Executive Officer’s performance in light of such goals and objectives and establish his compensation based on this evaluation. The corporate objectives that the President and Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budgets as they are approved each year by the Board.

Election of Directors

The Board has adopted a policy forming part of our Corporate Governance Guidelines which provides that any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Board promptly following the shareholders’ meeting at which the director is elected. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. The Board will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting. The director who tendered his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. This policy applies only in the context of an uncontested election of directors, which is where the number of director nominees is the same as the number of directors to be elected and no proxy materials have been circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Committees of the Board

The Board has established three separate Board committees, the Audit and Finance Committee, the Corporate Governance Committee and the Compensation and Human Resources Committee, and has delegated to each committee certain responsibilities that are set forth in their respective formal mandates. The committee mandates are available on the Corporation’s website at www.gildan.com.

Audit and Finance Committee

The Audit and Finance Committee is responsible for overseeing the Corporation’s financial reporting and for monitoring risk management, internal controls and internal and external auditors.

In its oversight of financial reporting, the committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Corporation and accompanying information, including its MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The committee is also required to review with management that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures. The committee is also responsible for reviewing the financial information contained in the annual information form and other documents required to be disclosed publicly or filed with securities regulatory authorities in Canada or the United States. In addition, the committee must review the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.

In its monitoring of risk management and internal controls, the Audit and Finance Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control over financial reporting. The committee is also required to oversee the processes in place to identify business risks and opportunities and oversee the implementation of processes to manage such risks and opportunities.

In its monitoring of internal auditors, the committee is responsible for ensuring that the head of internal audit has a functional reporting relationship with the committee, for overseeing that internal audit has access to all levels of management and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget.

In its monitoring of external auditors, the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence. The committee is also in charge of overseeing all relationships between the external auditors and the Corporation, including determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services. The Audit and Finance Committee must oversee the direct reporting and accountability of the external auditors to the committee and to the Board. The committee is also required to directly oversee the external auditors and discuss with them the quality, and not just the acceptability, of the Corporation’s accounting principles.

Pursuant to the committee’s mandate, the internal auditors and the external auditors will have at all times a direct line of communication with the Audit and Finance Committee. In addition, each meets separately with the committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed. The committee also meets separately with management at least once a quarter, and more frequently as required.

Because of the Audit and Finance Committee’s demanding role and responsibilities, the committee’s mandate provides that the Chairman of the Board, together with the Corporate Governance Committee Chair, review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, then, as required by the NYSE Standards, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit and Finance Committee and either requires a correction to the situation or makes the required disclosure.

As required in its mandate, the Audit and Finance Committee is composed of only independent directors. The five current members of the committee are Messrs. William D. Anderson (Chairman), Pierre Robitaille, Richard P. Strubel, Gonzalo F. Valdes-Fauli and George Heller, who joined the committee in December 2009. The Board has determined that all members of the Audit and Finance Committee are “independent” and “financially literate” within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards.

Corporate Governance Committee

The Corporate Governance Committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members. In addition, the committee reviews and recommends improvements to the Corporation’s governance principles and monitors the disclosure of such principles.

In December 2009, in line with its continued commitment to corporate social responsibility, the Board enhanced its oversight of Gildan’s policies and practices with respect to corporate social responsibility matters, including environmental, labour, health and safety and sustainability issues, as well as community and other stakeholder relations, by amending the mandate of the Corporate Governance Committee to include this specific responsibility.

As required in its mandate, the Corporate Governance Committee is composed of only independent directors. The five current members of the committee are Mr. Robert M. Baylis (Chairman), Mrs. Sheila O’Brien, Mr. Pierre Robitaille, Mr. Gonzalo F. Valdes-Fauli and Mr. James R. Scarborough, who joined the committee in December 2009.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee is responsible for monitoring officers’ performance assessment, succession planning and compensation and reviewing the Corporation’s human resources practices generally. The committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination. It also reviews the evaluation of the performance of the Corporation’s officers and recommends their compensation. In collaboration with the Chairman of the Board, the committee also reviews the President and Chief Executive Officer’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. Furthermore, the committee oversees the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence.

As required in its mandate, the Compensation and Human Resources Committee is composed of only independent directors. The six current members of the committee are Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Mrs. Sheila O’Brien, Mr. William D. Anderson and Messrs. George Heller and James R. Scarborough, who each joined the committee in December 2009. None of the members of the Committee is a sitting chief executive officer of another company.

Board and Committee Meetings

Work Plans

The Board and its committees have each developed a work plan that lists and allocates to particular meetings the duties deriving from the Board and committee mandates, allowing the Board and committees to plan and monitor the fulfilment of their respective mandates throughout the year. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called.

Meeting Attendance

Gildan expects its directors to commit sufficient time and effort to the Corporation’s business and encourages all directors to attend as many meetings of the Board and its committees as possible. Board and Board committee meeting dates are set at least two years in advance and are reviewed periodically to optimize director attendance. In fiscal 2009, all directors had perfect attendance records for the regularly-scheduled meetings of the Board and the committees on which they sit, with non-attendance being limited to special Board and committee meetings that had been scheduled during the course of the year on an as-needed basis. In addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings.

The following table provides the record of attendance by each director at meetings of the Board and its committee during fiscal 2009:

Record of Attendance by Directors For The Fiscal Year Ended October 4, 2009
			Board Committees
Directors	Board of Directors 13 Meetings		Audit and Finance 6 meetings		Corporate Governance 4 meetings		Compensation and Human Resources 4 meetings		Overall Committee Meeting Attendance		Overall Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%

Robert M. Baylis	13/13	100	-	-	4/4	100	4/4	100	8 of 8	100	21 of 21	100
William D. Anderson	13/13	100	6/6	100	-	-	4/4	100	10 of 10	100	23 of 23	100
Glenn J. Chamandy(1)	13/13	100	-	-	-	-	-	-	-	-	13 of 13	100
Sheila O’Brien	12/13	92	-	-	4/4	100	4/4	100	8 of 8	100	20 of 21	95
Pierre Robitaille	13/13	100	6/6	100	4/4	100	-	-	10 of 10	100	23 of 23	100
Richard P. Strubel	13/13	100	6/6	100	-	-	4/4	100	10 of 10	100	23 of 23	100
Gonzalo F. Valdes-Fauli	13/13	100	6/6	100	4/4	100	-	-	10 of 10	100	23 of 23	100
(1)

As President and Chief Executive Officer of the Corporation, Mr. Chamandy is not a member of any Board committee, but he attends committee meetings as a non- voting participant at the invitation of the committee chairs.

In Camera Sessions

To maintain independence from management, the independent Board members meet at each quarterly Board meeting, and at special meetings when necessary or appropriate, without the presence of management and under the chairmanship of the independent Chairman of the Board. Seven in camera sessions were held since the beginning of the Corporation’s most recently completed fiscal year. Similarly, each committee holds separate sessions without management present under the chairmanship of its committee chair at each quarterly committee meeting. The Audit and Finance Committee held five in camera sessions during fiscal 2009. The Corporate Governance Committee and the Compensation and Human Resources Committee each held four in camera sessions during fiscal 2009.

Code of Ethics and Business Conduct

Gildan adopted its current Code of Ethics and Business Conduct in November 2002 (the “Code of Ethics”). The Code of Ethics is accessible on the Corporation’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

The Code of Ethics is applicable to all Gildan directors, officers and employees and has been developed to serve as a guide to help employees make decisions that are consistent with Gildan’s core values and principles. The Code of Ethics addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality of corporate information, protection and use of corporate assets and opportunities, employee relations, protection of human rights, compliance with laws and reporting of unethical or illegal behaviour. No waiver has ever been granted to a director or executive officer in connection with the Code of Ethics. The Corporate Governance Committee is responsible for monitoring compliance with the Code of Ethics. The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired. In addition, the Corporation conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.

In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Procedures for Reporting by Employees of Complaints and Concerns Regarding Questionable Acts and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a mechanism for reporting unethical or questionable acts by the Corporation or employees thereof. See the Corporation’s website at www.gildan.com.

In addition, interested parties may communicate confidentially with the Chairman of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Corporation’s head office at 600 de Maisonneuve West, Montréal, Québec, Canada, H3A 3J2, or by e-mail, care of the Corporate Secretary, at corporate.governance@gildan.com.

Board Performance Assessment

On an annual basis, the Corporate Governance Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board’s responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board’s committees and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, committee chairs and individual directors. The results of the questionnaires are compiled by the Corporate Secretary on a confidential basis to encourage full and frank commentary. In addition, each year the Chairman of the Board formally meets with each director individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise.

The results of the questionnaires as well as any issues raised during individual interviews are presented and are discussed at the next regular meeting of the Corporate Governance Committee. Based on the outcome of the discussion, the Corporate Governance Committee chair then presents to the Board the committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its committees.

Director Selection

The Corporate Governance Committee is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The committee uses a skills matrix to assist with reviewing the skill set of director candidates and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories, such as enterprise leadership, board experience and industry knowledge. The matrix is reviewed annually by the committee to reflect its assessment of the Board’s current needs and the Corporation’s strategic priorities. The matrix helps the committee identify any skills gaps and assists the committee in its search for new candidates.

Once the committee identifies candidates qualified to become Board members, the committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chairman of the Board and different committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

The Board has adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her 72nd birthday.

During 2009, as part of the Board’s succession planning process, the committee recommended to the Board that two additional directors be added. The committee conducted two director searches focussing primarily on candidates with supply chain or manufacturing experience and candidates with extensive knowledge of the apparel industry or the marketing of retail brands. This search resulted in the appointment of George Heller and James R. Scarborough as directors.

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, Gildan’s Corporate Governance Guidelines require such director to offer a letter of resignation to the Corporate Governance Committee. The Committee will recommend action to be taken regarding the resignation offer, based on the circumstances of retirement, if that is the case, or in the case of a new position, the responsibility and type of position, and industry involved. Directors are encouraged to limit the number of other boards on which they serve. Directors are required to advise the Chairpersons of the Board and the Corporate Governance Committee before accepting an invitation to serve on another public company board.

Director Orientation and Continuing Education

Orientation

The Corporate Governance Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors. New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors meet individually with the President and Chief Executive Officer and other senior executives to discuss these matters.

The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.

Continuing Education

The Chairman of the Board, in consultation with the Corporate Governance Committee, monitors and reviews the Corporation’s continuing education programs for directors and ensures that Board members have access to education and information on an ongoing basis and as required. To facilitate ongoing education of the Corporation’s directors, the committee will periodically canvass the directors to determine their training and education needs and interests and arrange trips to various facilities and operations. With the exception of Messrs. George Heller and James R. Scarborough, who joined the Board in December 2009, each of the current Board members has visited Gildan’s principal manufacturing hubs in Honduras and the Dominican Republic.

The committee also reviews information on available external educational opportunities and ensures that directors are aware of such opportunities. In order to encourage directors to attend external education sessions, the Corporation reimburses each director up to a pre-determined amount each year to cover expenses associated with attendance at such sessions.

In addition, senior management makes regular presentations to the Board and its committees to educate them and keep them informed of developments within the Corporation’s main areas of business and operations, as well as on legal, regulatory and industry developments. Directors are provided with extensive Board and Board committee materials at least one week in advance of regularly-scheduled meetings.

Director and Officer Compensation

Process

The compensation of the directors and senior managers is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation and Human Resources Committees, respectively. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior managers and serves to align the interests of the directors and senior managers with the interests of the shareholders of the Corporation. See Section 3.1 entitled “Remuneration of Directors” in this Circular for information about the compensation received by outside directors and Section 3.2 entitled “Compensation of Executive Officers” for information about the compensation received by Named Executive Officers.

Compensation Consultant

During fiscal 2009, the committee retained the services of Mercer (Canada) Inc. (“Mercer”) to provide advice on the competitiveness and appropriateness of compensation programs for the President and Chief Executive Officer and other senior executives, as well as non-employee directors. In addition, the Corporation retained Mercer in fiscal 2009 to review and advise on various compensation matters. Fees paid to Mercer are disclosed in the Circular in Section 3.2.1.2 entitled “Compensation Consultant”.

The mandate of the Compensation and Human Resources Committee requires that all services provided to the Corporation by Mercer (or any other independent firm retained by the committee) must be pre-approved by the Committee so as to ensure that Mercer’s objectivity as advisor to the committee is not compromised.

Audit Committee Disclosure

The CSA Audit Committee Rules require issuers to include the mandate of their audit committees and disclose information with respect to the composition, education and experience of the members of their audit committee, as well as fees paid to external auditors in the annual information form. For more information regarding the Audit and Finance Committee, please refer to the section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated December 9, 2009, available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

Risk Management

Gildan’s approach to risk management is incorporated into our corporate governance framework. The Board is fully informed of Gildan’s key risks and has delegated to the Audit and Finance Committee the specific responsibility to oversee the processes in place to identify business risks and opportunities and to oversee the implementation of processes to manage such risks and opportunities. Management has implemented a formal risk management process, which includes the creation of an Enterprise Risk Management Committee whose objective is to oversee progress on Gildan’s risk identification and mitigation initiatives. The Audit and Finance Committee receives regular quarterly updates from management on its risk management process.

Management Succession Planning and Leadership Development

During 2009, the Compensation and Human Resources Committee has been focused on the Corporation’s talent management process, which includes succession planning and development programs for successors. Early in the year, the committee was presented with a detailed report on the succession planning, training and development process. The committee then reviewed with the President and Chief Executive Officer his succession plan, as well as the succession plans of the vice-president level employees and above. The Compensation and Human Resources Committee also reviewed the training and development plans for the Corporation’s high potential employees. The Compensation and Human Resources Committee will be updated on the talent management program on an annual basis.

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SCHEDULE “B”

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interests of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board decisions.

From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.	Membership and Quorum

The Board is composed of a minimum of five (5) and a maximum of ten (10) members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.	Frequency of Meetings

  at least four (4) times a year and as necessary.

3.	Mandate

The responsibilities of the Board include the following:

(a) With respect to strategic planning

  approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

  approving and monitoring the implementation of the Corporation’s annual business plan;

  advising management on strategic issues.

(b)	With respect to human resources and performance assessment

  choosing the Chief Executive Officer (“CEO”) and approving the appointment of other senior officers of the Corporation;

  approving the CEO’s corporate objectives;

  monitoring and assessing the performance of the CEO and of the other senior officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

  overseeing measures to tie an appropriate portion of the CEO’s and the other officers’ compensation to both the short and longer-term performance of the Corporation;

  overseeing the processes for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

  monitoring management and Board succession planning process;

  monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

  approving the list of Board nominees for election by shareholders.

(c)	With respect to financial matters and internal control

  monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

  overseeing the external auditors’ independence and qualifications;

  reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States;

  overseeing the performance of the Corporation’s internal audit functions;

  approving operating and capital budgets, the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

  reviewing the Corporation’s plans for the purchase of cotton;

  determining dividend policies and procedures;

  overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

  monitoring the Corporation’s internal control and management information;

  monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

  reviewing at least annually the Corporation’s disclosure policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(d)	With respect to corporate governance matters

  taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

  reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

  reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

  adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Business Conduct (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver;

  overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

  adopting and reviewing orientation and continuing education programs for directors.

(e)	With respect to environmental and social responsibility practices monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

4.	Method of Operation

  meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every second year to review the Corporation’s long-term strategic plan;

  the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

  independent directors meet periodically without management and other non-independent directors present, under the oversight of the Chairman of the Board;

  the Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

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SCHEDULE “C”

MANDATE OF THE AUDIT AND FINANCE COMMITTEE

The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “U.S. Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.	Membership and Quorum

  a minimum of three (3) directors;

  only “independent” (as contemplated by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

  each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards), as determined by the Board;

  at least one member must be an “audit committee financial expert” (as contemplated by the U.S. Corporate Governance Standards), as determined by the Board;

  members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;

  quorum of majority of members.

2.	Frequency and Timing of Meetings

  normally contemporaneously with the Corporation’s Board meetings;

  at least four (4) times a year and as necessary.

3.	Mandate

The responsibilities of the Audit Committee include the following:

(1) Overseeing financial reporting

  monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

  reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation’s MD&A disclosure and annual earnings press release, prior to their release, filing and distribution;

  reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information, including the Corporation’s MD&A disclosure and quarterly earnings press release, prior to their release, filing and distribution;

  reviewing, with management and external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Proxy Circulars, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States;

  reviewing, with management, the level and type of financial information (including earnings guidance and other material forward-looking information) provided from time to time to analysts, investors, rating agencies and other stakeholders;

  reviewing, with management, that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;

  reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

  reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

  reviewing the external auditors’ quarterly review engagement report;

  overseeing the procedures to review management certifications filed with applicable securities regulators;

  reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

  overseeing the procedures to monitor the public disclosure of information by the Corporation;

  reviewing at least annually the Corporation’s disclosure policy;

  reviewing the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

(2)	Monitoring risk management and internal controls

  receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control over financial reporting;

  reviewing insurance coverage (annually and as may otherwise be appropriate);

  overseeing the processes in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

  reviewing policies and their parameters regarding such items as interest rate, foreign exchange risks, commodity purchases and any similar transactions where the Corporation enters into derivatives contracts;

  assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes for complying with, applicable legal and regulatory requirements;

  overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

  requesting the performance of any specific audit, as required.

(3)	Monitoring internal auditors

  ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;

  overseeing the access by internal auditors to all levels of management in order to carry out their duties;

  regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

  approving the appointment and termination of the Corporation’s chief internal auditor;

  ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.

(4)	Monitoring external auditors

  recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence;

  overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non- audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

  overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;

  directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) critical accounting policies and practices used, (ii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) other material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof);

  reviewing at least annually, representations by the external auditors describing their internal quality-control procedures, as well as significant results arising from regulatory and professional quality-control examinations;

  reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

  reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

  overseeing the rotation of lead, concurring and other audit partners, to the extent required by Canadian and U.S. securities law standards.

(5)	Reviewing financings

  reviewing the adequacy of the Corporation’s financing, including terms and conditions of all new material financing arrangements.

(6)	Evaluating the performance of the Audit Committee

  overseeing the existence of processes to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will, at all times, have a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed; the Audit Committee also meets separately with management at least once a quarter, and more frequently as required.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

* * * * * * *

SCHEDULE “D”

EQUITY INCENTIVE PLAN

     The LTIP was first implemented in 1998 for the grant of Options and was subsequently amended among others, to allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs, to officers and key employees of the Corporation and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its officers and key employees. The LTIP is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.

     A total of 6,000,316 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP (the “Total Reserve”). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at December 14, 2009, the Total Reserve represents 5.0% of the issued and outstanding Common Shares of the Corporation.

     Options

     Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten (10) years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Corporation during which directors, officers and certain employees cannot trade the securities of the Corporation) or within ten (10) days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten (10) business days. As at December 14, 2009, an aggregate of 1,501,943 Options are outstanding, representing 1.2% of the issued and outstanding Common Shares of the Corporation.

     Treasury RSUs

     Treasury RSUs represent the right of an individual to whom a grant of such unit is made to receive one Common Share on the vesting date. At the end of the vesting period, which is a maximum of ten (10) years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. To date, no Treasury RSUs have been issued with vesting periods of less than five (5) years. As at December 14, 2009, an aggregate of 919,403 Treasury RSUs are outstanding, representing 0.8% of the issued and outstanding Common Shares of the Corporation.

     Non-Treasury RSUs

     Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three (3) years and (ii) at the end of the vesting period, the Corporation will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market or pay to the Non-Treasury RSU holder an amount in cash equal to the average of the closing prices of the Common Shares on the TSX for the five (5) trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 14, 2009, an aggregate of 348,619 Non-Treasury RSUs are outstanding.

     Other LTIP Features

     The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, in any one (1) year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person.

     The terms of the LTIP also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows:

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives(2)	Portion Not Subject to Performance Objectives
Dismissal for Cause	Immediate expiry.	Immediate expiry.	Immediate expiry.
Resignation	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.	Immediate expiry.
Dismissal Without Cause	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the date of death.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period.

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives(2)	Portion Not Subject to Performance Objectives
Permanent Disability	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period.

Retirement	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

(1)	Or, in the case of Non-Treasury RSUs, at the Corporation’s option, the cash equivalent.
(2)	This portion of an award will expire on the vesting date if the performance objectives have not been attained.

     In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof. The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.

     The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.

     The LTIP further provides that the Board of Directors may amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTIP allows the Board of Directors to make the following amendments without shareholder approval:

(i)	an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)	an amendment to postpone the expiry date of an Option or a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)

any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)	suspending or terminating the LTIP.

Shareholder approval is required for certain other amendments, such as:

(i)	an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the Plan;

(ii)	an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)	an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)	a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)	an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.

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